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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of March 17, 2006.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                          ----------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             WESTERN FOREST PRODUCTS INC.
                                      -----------------------------------------
                                                   (Registrant)

Date April 12, 2006                   By         /s/ Paul Ireland
                                          -------------------------------------
                                                    (Signature) *
                                                    Paul Ireland
                                              Chief Financial Officer

----------
* Print the name and title under the signature of the signing officer.

                        PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                        INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
 SEC 1815 (11-02)       RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                        CONTROL NUMBER.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

            Western Forest Products Inc. ("Western" or the "Company") 3rd Floor, 435 Trunk Road
            Duncan, British Columbia
            V9L 2P9

ITEM 2.     DATE OF MATERIAL CHANGE

            March 17, 2006

ITEM 3.     NEWS RELEASE

            The news release was disseminated in Vancouver via Canada Newswire on March 17, 2006.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            On March 17, 2006, the Company announced that it has closed its previously announced acquisition of the Englewood Logging Division and executed a 40 year agreement to supply wood chips and pulp logs to a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            On March 17, 2006, the Company announced that it has closed its previously announced acquisition of the Englewood Logging Division for $45 million plus closing adjustments of approximately $2.7 million. In a related transaction the Company also executed a 40 year agreement to supply wood chips and pulp logs to a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd.

            The Englewood Logging Division is located on northern Vancouver Island adjacent to Western's main logging operations and comprises Tree Farm License 37 ("TFL 37") which includes approximately 6,800 hectares of private lands. Timber harvesting on the private lands is performed under contract pending receipt of consent of the B.C. Minister of Forests and Range for the transfer of those lands to the Company. The acquisition also includes timber licenses, existing capital improvements and infrastructure, machinery, equipment and railway rolling stock. Western has assumed certain contracts and equipment leases and has offered employment to all of the approximately 270 employees currently involved in harvesting operations but has not assumed any other material pre-closing liabilities relating to the assets.

            As consideration for entering into the long-term fibre supply agreement, Western will receive a price premium that will be earned as wood chips are delivered under the agreement. A $35 million non-refundable prepayment of the price premium was received on March 17, 2006 and the $45 million balance of the price premium will be set-off against the consideration due on the acquisition of the Englewood Logging Division.

            A copy of the March 17, 2006 press release is attached as Schedule "A".

            FORWARD LOOKING STATEMENTS AND INFORMATION

            This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities law. Those statements and information would include statements or information regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements or information may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements or information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements or information. The information contained under the "Risk Factors" section of Western's Annual Information Form, under the "Risk Factors" section of Western's Form 20-F/A and under the "Risk Factors" section of the final prospectus dated January 31, 2006 identifies important factors that could cause such differences. All written and oral forward-looking statements or information attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements or information as conditions change

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not applicable.

ITEM 7.     OMITTED INFORMATION

            No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8.     EXECUTIVE OFFICER

            The following executive officer of Western is knowledgeable about the material change report and may be contacted respecting the change:

            Paul Ireland
            Chief Financial Officer
            250-715-2209

ITEM 9.     DATE OF REPORT

            March 27, 2006

                                          Per: "PAUL IRELAND"
                                               --------------------------------
                                               Name: Paul Ireland
                                               Title: Chief Financial Officer

                                   [WFP LOGO]

                          WESTERN FOREST PRODUCTS INC.
                                 435 Trunk Road
                            Duncan, British Columbia
                                 Canada V9L 2P9
                             Telephone: 250 748 3711
                             Facsimile: 250 748 6045
                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                           TSX: WEF

            WESTERN FOREST PRODUCTS COMPLETES ACQUISITION OF ENGLEWOOD LOGGING DIVISION AND ENTERS LONG-TERM FIBRE SUPPLY AGREEMENT

MARCH 17, 2006 - DUNCAN, BRITISH COLUMBIA. Western Forest Products Inc. (TSX:
WEF) today announced that it has closed its previously announced acquisition of the Englewood Logging Division for $45 million plus closing adjustments of approximately $2.7 million. In a related transaction Western also executed a 40 year agreement to supply wood chips and pulp logs to a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd. ("Partnership").

The Englewood Logging Division is located on northern Vancouver Island adjacent to Western's main logging operations and comprises Tree Farm License 37 ("TFL 37") which includes approximately 6,800 hectares of private lands. The acquisition also includes timber licenses, existing capital improvements and infrastructure, machinery, equipment and railway rolling stock. Western has assumed certain contracts and equipment leases and has offered employment to all of the approximately 270 employees currently involved in harvesting operations but has not assumed any other material pre-closing liabilities relating to the assets.

Commenting on the acquisition, Reynold Hert, President and Chief Executive Officer stated that "The acquisition of TFL 37 represents an important milestone in the restructuring of the coastal forest industry and obtaining a secure source of logs for our lumber mills. With the transaction now closed we can begin to move forward and integrate TFL 37 with our own operations. Synergies in excess of $6 million annually are expected to be realized within about 48 months."

As consideration for entering into the long-term fibre supply agreement, Western will receive a price premium that will be earned as wood chips are delivered under the agreement. A $35 million non-refundable prepayment of the price premium was received today and the $45 million balance of the price premium will be set-off against the consideration due on the acquisition of the Englewood Logging Division.

                                    *********

WESTERN FOREST PRODUCTS

Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 20 countries worldwide. Following the acquisition of Tree Farm License 37 and Western's previously announced acquisition of Cascadia Forest Products Ltd. which is subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. The closure of the Squamish pulp mill on March 9, 2006 also resulted in the Company exiting the pulp business.

FORWARD LOOKING STATEMENTS AND INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities law. Those statements and information would include statements or information regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements or information may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements or information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements or information. The information contained under the "Risk Factors" section of Western's Annual Information Form, under the "Risk Factors" section of Western's Form 20-F/A and under the "Risk Factors" section of the final prospectus dated January 31, 2006 identifies important factors that could cause such differences. All written and oral forward-looking statements or information attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements or information as conditions change.

CONTACTS:
For further information, please contact:

REYNOLD HERT (250) 715-2207                         PAUL IRELAND (250) 715-2209
PRESIDENT & CEO                                     CFO

                                                                  EXECUTION COPY
                             FIBRE SUPPLY AGREEMENT

THIS AGREEMENT made and dated for reference as of the 17th day of January, 2006

BETWEEN:

      WESTERN FOREST PRODUCTS INC., a corporation incorporated under the laws of Canada, having an office at 3rd Floor, 435 Trunk Road Duncan, British Columbia, V9L 2P9.

      ("WESTERN")

AND:

      WESTERN PULP LIMITED, a corporation incorporated under the laws of Canada, having an office at 3rd Floor, 435 Trunk Road Duncan, British Columbia, V9L 2P9,

      ("WESTERN PULP")

AND:

      COASTAL FIBRE LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, by its general partner, Coastal Fibre General Partner Ltd., each having an office at 100, 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2

      ("BUYER")

AND:

      HOWE SOUND PULP AND PAPER LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, by its general partner, HSPP General Partner Ltd., each having an office at 100, 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2

      ("MILL OWNER")

WHEREAS:

A. Up to the date of this Agreement, Western was selling all or substantially all of the Chips produced and Pulp Logs harvested by Western (or an equivalent volume) to its Affiliate, Western Pulp, for use at its Squamish Pulp Mill (as defined herein);

B. As a result of continuing weak markets for the pulp produced by the Squamish Pulp Mill, Western has now independently determined that, as an overall business objective, it should focus on its solid wood manufacturing and processing business rather than on the production of pulp;

C. Western made concerted attempts to sell the Squamish Pulp Mill but, to date, has not been successful in negotiating a sale of the Squamish Pulp Mill;

D. In view of the failure to sell the Squamish Pulp Mill, Western determined to exit the pulp business as soon as practicable and, upon closure of the Squamish Pulp Mill, Western will have Chips and Pulp Logs available for sale to third parties;

E. In these circumstances, the Buyer expressed its interest in acquiring all Western Chips produced and Pulp Logs harvested by Western on a long term basis at prices that reflect the long term nature of the commitment by the parties;

F. Western and Western Pulp must incur substantial costs to close the Squamish Pulp Mill, estimated to be in excess of $[redacted];

G. Western is prepared to commit its Chips and Pulp Logs to the Buyer on a long term basis on the terms and conditions set out herein and to forgo its right to sell the Chips and Pulp Logs to other third parties during the term of this Agreement, but only on condition that the Buyer pays a non refundable premium price for the Western Chips by way of a $35 million prepayment deposit on execution of this Agreement, which prepayment deposit will be applied against the price payable by the Buyer for Chips purchased from Western hereunder and will be used by Western to cover some of the closing costs of the Squamish Pulp Mill;

H. In order to secure a long term supply of Chips and Pulp Logs from Western, the Buyer is willing to pay the $35 million prepayment deposit on a non-refundable basis as consideration for entering into this Agreement with Western; and

I. The Mill Owner has made certain arrangements to take delivery of the Chips purchased from Western and has agreed to provide its covenant to Western as to the obligations of the Buyer hereunder.

THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the promises, covenants and agreements set forth herein, the parties agree as follows:

1.    INTERPRETATION

1.1   DEFINITIONS

In this Agreement (including the recitals), except as otherwise expressly provided or as the context otherwise requires:

                        Execution Copy                          January 17, 2006

      (a) "AFFILIATE" means with respect to any Person, any other Person that is directly or indirectly controlled by, such Person. For the purposes of this definition, a Person is "CONTROLLED BY" another Person, if that other Person directly or indirectly possesses sufficient rights (whether through ownership of shares, by contract or otherwise) which are freely exercisable without penalty or disadvantage to that other Person to direct or cause the direction of the management and policies of that Person except business or affairs which by law must be determined by shareholders or other Persons;

      (b) "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement dated as of December 15, 2005 among Western, the Buyer and Canfor providing for the purchase and sale of the assets and operations of Canfor's Englewood Logging Division located on Vancouver Island, including Tree Farm License 37 and other timber licences;

      (c) "BUSINESS DAY" means a day that is not a Saturday or Sunday and is not a statutory holiday in British Columbia;

      (d)   "CANFOR" means Canadian Forest Products Ltd.;

      (e)   [redacted];

      (f)   [redacted];

      (g)   [redacted];

      (h)   "CHIP DELIVERY POINT" has the meaning assigned to it in Section 3.5;

      (i) "CHIP PRICE" means, with respect to all Chips, a price per Volumetric Unit which is estimated to be the market price for Chips sold to pulp mills in the Coast Forest Region under arm's-length, long term arrangements (which are those having a term of, or having been in force on substantially similar terms for, at least three years) for Chips of similar quality, specifications and volumes to those being purchased and sold under this Agreement determined on the basis of F.O.B. loaded truck, barge or scow within the Coast Forest Region;

      (j) "CHIP SPECIFICATIONS" means the specifications for Chips set out in Schedule C as varied from time to time pursuant to Section 3.2;

      (k) "CHIPS" means coniferous wood chips produced as a residual by-product of lumber manufacturing ("residual Chips") or produced from whole-log chipping ("whole log Chips");

      (l) "CLOSING DATE" has the meaning given to it in the Asset Purchase Agreement;

      (m) "COAST FOREST REGION" means the Coast Forest Region as presently defined under the Forest Act (British Columbia);

      (n) "COSTS" means, with respect to any matter, all costs, losses, damages, liabilities, deficiencies, expenses (including all costs of investigation, reasonable legal and other

                        Execution Copy                          January 17, 2006
            professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly as a consequence of such matter, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

      (o) "ENCUMBRANCE" means a security interest, mortgage, pledge, hypothecation, lien, easement, right-of-way, encroachment, covenant, condition, right of re-entry, lease, licence, assignment, option, claim or other title defect, encumbrance or charge whatsoever, whether or not registered or registrable;

      (p) "EVENT OF DEFAULT" has the meaning assigned in Section 13.1 through 13.3;

      (q) "EXISTING CHIP AND HOG FUEL AGREEMENTS" means the following agreements:

            (1) all Chip purchase agreements or arrangements, written or oral, made by Western with third parties and in effect at the Closing Date where the chips are loaded at the Silverdale reload facility; and

            (2) the Chip and Hog Fuel trade agreements between Western and [redacted];

      (r)   "EXCLUDED CHIPS" means:

            (1)   subject to Section 16.1, the Retained Chips;

            (2) subject to Section 2.2 with respect to Uncommitted Chips, any Chips produced by any timber processing facilities owned or operated by Western or an Affiliate other than the Western Sawmills; and

            (3) any Chips produced by any timber processing facilities that are owned, leased or operated by or for Western or an Affiliate under custom cutting, pulp log chipping or log merchandizing contracts with other Persons.

      (s)   "FORMULA CHIP PRICE" means:

            (1) with respect to all Chips (except Douglas Fir, Western Red Cedar and Cypress or Yellow Cedar) delivered during a particular Quarter, a price per Volumetric Unit equal to [redacted] of the Howe Sound Pulp Mill Net then in effect for that Quarter;

            (2) with respect to all Douglas Fir Chips delivered during a particular Quarter, a price per Volumetric Unit equal to [redacted] of the Howe Sound Pulp Mill Net then in effect for that Quarter less $[redacted];

            (3) with respect to all Western Red Cedar Chips delivered during a particular Quarter , a price equal to [redacted] of Howe Sound Pulp Mill Net then in effect for that Quarter (the "RED CEDAR PRICE"); and

            (4) with respect to Cypress (or Yellow Cedar) Chips delivered during a particular Quarter, a price equal to [redacted] of the Red Cedar Price;

                        Execution Copy                          January 17, 2006

      (t) "HOG FUEL" means bark and other wood waste of a species mix which is substantially in the same proportion as the species mix of Chips sold hereunder, all of which meets the Hog Fuel Specifications, produced as a by-product of wood manufacturing at the Western Sawmills and designated by Western from time to time as being surplus to the requirements of Western, except that Hog Fuel may or may not, at the option of Western, include sawdust and shavings from time to time;

      (u)   "HOG FUEL DELIVERY POINT" has the meaning as set out in Section 7.7;

      (v) "HOG FUEL PRICE", for all Hog Fuel delivered in a Quarter, means, for Hog Fuel delivered by truck, the price per green tonne weight, and for Hog Fuel delivered in barges, the price per Volumetric Unit, in either case, estimated as being paid by [redacted] under arm's-length arrangements for Hog Fuel of similar quality, specifications and volumes to those being purchased and sold under this Agreement determined on the basis of F.O.B. loaded truck, scow or barge within the Coast Forest Region;

      (w) "HOG FUEL SPECIFICATIONS" means the specifications for Hog Fuel set out in Schedule F;

      (x) "HOWE SOUND PULP MILL" means the pulp and paper mill now owned and operated by the Mill Owner on Howe Sound, British Columbia;

      (y) "HOWE SOUND PULP MILL NET" means, for a particular Quarter, the average weighted gross selling price less all discounts (including cash discounts and volume rebates), commissions due sales agents customary in the industry and freight costs (including allowances), all of the foregoing being converted into Canadian dollars (using the average daily exchange rates for that particular Quarter), realized by the owner of the Howe Sound Pulp Mill, on a per air dry metric tonne basis and as reflected in its sales records, for prime northern softwood bleached kraft pulp produced by the Howe Sound Pulp Mill and sold during that Quarter except that if Howe Sound Pulp Mill does not produce any commercial quantities of pulp during that particular Quarter, then the Howe Sound Pulp Mill Net will be the Pulp & Paper Price for that Quarter multiplied by the Mill Net Percentage. "Pulp & Paper Price" means, for a particular Quarter, the average gross selling price (less comparable deductions as contemplated above) for Canadian bleached kraft softwood pulp delivered into U.S. markets, in U.S. dollars per air dry metric tonne and being converted into Canadian dollars, during that Quarter as determined by and reported in the Pulp & Paper Week Price Watch. "Mill Net Percentage" means the Howe Sound Pulp Mill Net for the most recent Quarter in which the Howe Sound Pulp Mill produced commercial quantities of pulp divided by the Pulp & Paper Price for that same Quarter, expressed as a percentage. For illustration purposes, the calculation of the Howe Sound Pulp Mill Net for the months of June, July and August, 2005 for each of the calculations set out above is set out in Schedule E to this Agreement;

      (z) "LOG DELIVERY POINT" means, with respect to Pulp Log booms, the log booming grounds operated by the Buyer (or which the Buyer has the right to utilize for this purpose) at either the North Arm Jetty or Long Bay, Gambier Island and, with respect to Pulp Log barges, the log booming grounds at Long Bay, Gambier Island except if the Buyer or

                        Execution Copy                          January 17, 2006

            Canfor no longer has the right to use such log booming or sorting facility then any log boom or log barging point within the Coast Forest Region which:

            (1) the Buyer has the right to use as a log boom or log barging point;

            (2) is readily accessible to Western, at no additional cost, to deliver logs; and

            (3) is designated as a Log Delivery Point from time to time by the Buyer;

      (aa) "M(3)" means a cubic metre of logs, British Columbia metric scale as determined under the Forest Act (British Columbia);

      (bb) "MAJOR BREACH" means a dispute with respect to a breach, or anticipated breach, of this Agreement that would result in a party suffering harm for which such party could not adequately be compensated by a monetary award;

      (cc) "MINIMUM ANNUAL VOLUME COMMITMENT" means the commitment of Western to supply to the Buyer a minimum volume of 200,000 Volumetric Units of Chips which have been delivered to and accepted by the Buyer (or otherwise included in the calculation as provided for in Section 11.16) in accordance with this Agreement in each Year during the first ten Years of this Agreement, or if extended as provided for in
            Section 3.3 of the Payment Agreement, then in each Year during the first twenty Years of this Agreement, except in the first year of this Agreement the minimum volume will be adjusted to reflect the fact the term of this Agreement commences January 17th, 2006;

      (dd) "MINIMUM ROLLING VOLUME COMMITMENT" means the commitment of Western, from the end of the third Year of this Agreement and the end of each Year thereafter to the end of the tenth Year of this Agreement (or the end of the 20th Year of this Agreement if extended as provided for in Section 3.3 of the Payment Agreement), to supply to the Buyer a minimum volume of 900,000 Volumetric Units of Chips which have been delivered to and accepted by the Buyer (or otherwise included in the calculation as provided for in Section 11.16) in accordance with this Agreement, during the immediately preceding three Year period, except in the first three Year period of this Agreement the minimum volume will be adjusted to reflect the fact the term of this Agreement commenced January 17, 2006;

      (ee) "PAYMENT AGREEMENT" has the meaning assigned to it in the Asset Purchase Agreement;

      (ff) "PERSON" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature;

      (gg) "PULP LOG PRICE" means, for each month during the term of this Agreement, the average Vancouver Log Market Price in the last five Business Days of the immediately preceding month for Pulp Logs meeting the Pulp Log Specifications as determined by Western, acting reasonably and in good faith, on or before the fourth Business Day of that month

                        Execution Copy                          January 17, 2006
            by notice to the Buyer, provided that for any log which is at the relevant time assessed no value as a pulp log in the Vancouver Log Market (such as is currently the case for [redacted] logs), the log will have no value and will be transferred at $0.00;

      (hh) "PULP LOG SPECIFICATIONS" means the specifications for Pulp Logs set out in Schedule D;

      (ii) "PULP LOGS" means those hemlock, balsam, fir, spruce, cypress and cedar logs harvested, manufactured and sorted according to the quality and specifications from time to time normal for logs prepared for sale on the Vancouver Log Market to pulp mills for producing wood pulp or to whole log chipping facilities to produce wood chips except Pulp Logs will not include any log designated by Western (prior to the commencement of shipment to the Buyer), acting reasonably and in good faith, for processing through a Western Sawmill or as otherwise being required by Western or an Affiliate for its own internal purposes and not for resale;

      (jj) "QUARTER" means any consecutive three-month period in a calendar year commencing on the first day of January, April, July or October and ending the last day of March, June, September or December, respectively;

      (kk) "RETAINED CHIPS" means 100,000 VUs of Chips produced by the Western Sawmills during each Year of this Agreement that are designated as such by Western from time to time except, during [redacted], Retained Chips will not include any Chips produced by Western's Duke Point Sawmill;

      (ll) "SQUAMISH PULP MILL" means the pulp mill in Howe Sound now owned and operated by Western Pulp;

      (mm) "SUBSTITUTED SAWMILL" means if a Western Sawmill is shut down, destroyed or otherwise rendered inoperable, or the volume of wood processed therein is substantially curtailed for any reason other than as set out in Sections 11.7 or 11.8, then any sawmill constructed, acquired or used under contract by Western or its Affiliates within the Coast Forest Region from time to time which replaces or substitutes for the Western Sawmill for so long as such conditions exist. For greater certainty, a Substituted Sawmill will not include any timber processing facility now owned and operated by Cascadia Forest Products Ltd.;

      (nn) "SUBSTITUTED TIMBER TENURE" means any timber tenure, timber harvesting right or interest therein (including any licence or agreement referred to in Part 3 of the British Columbia Forest Act) within the Coast Forest Region acquired by Western from time to time which, in whole or in part, replaces or substitutes for the harvesting rights represented by a Western Timber Tenure and is located south of Kitimat, British Columbia;

      (oo) "SUBSTITUTED TIMBERLANDS" means any real property or interest therein within the Coast Forest Region acquired by Western from time to time for timber production purposes which, in whole or in part, replaces or substitutes for the harvesting rights represented by a Western Timberland and is located south of Kitimat, British Columbia;

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                                       8

      (pp) "TERMINATION DATE" means the date on which this Agreement is terminated pursuant to Part 12;

      (qq) "TFL INDEBTEDNESS" means the Fixed Price payable to the Buyer under the terms of, and as defined in, the Asset Purchase Agreement;

      (rr) "TRADED CHIPS" means Chips purchased or otherwise acquired by the Buyer from other Persons in exchange for or in connection with the Buyer selling Western Chips to such other Persons;

      (ss) "TRADED LOGS" means logs that are acquired by Western from other Persons in exchange for logs harvested from either the Western Timber Tenures or the Western Timberlands;

      (tt) "VANCOUVER LOG MARKET" means the area commonly known within the forest industry as the Vancouver log market area including the Vancouver area and the east coast of Vancouver Island south of Rock Bay;

      (uu) "VANCOUVER LOG MARKET PRICE" means the prices paid or allowed for in trades by operators of wood processing facilities to arm's-length suppliers or traders for logs delivered in the Vancouver Log Market;

      (vv) "VOLUMETRIC UNIT" or "VU" means: (1) 200 ft(3) of gravity packed Chips if delivered in Chip barges and if delivered by truck means
            (i) in the case of hemlock/ balsam/ spruce Chips 839 bone dry kilograms of Chips (ii) in the case of fir/ pine Chips 907 bone dry kilograms of Chips, (iii) in the case of Western Red Cedar Chips 680 bone dry kilograms of Chips and (iv) in the case of Cypress or Yellow Cedar Chips 821 bone dry kilograms of Chips; and (2) 200 ft3 of gravity packed Hog Fuel if delivered in barges;

      (ww) "WESTERN CHIPS" means all Chips produced by Western as a residual by-product of wood manufacturing at the Western Sawmills except the Excluded Chips;

      (XX) "WESTERN RESIDUAL BASE COST" means the average freight and shipping costs, on a barge by barge basis, of delivering Western Chips from the Western Sawmills (other than the Duke Point sawmill and including, as applicable, truck transportation to barging facilities) to the Howe Sound Pulp Mill;

      (yy) "WESTERN SAWMILLS" means the sawmills described in Part 1 of Schedule A, any capital improvements, expansions or additions to such facilities and all Substituted Sawmills;

      (zz) "WESTERN TIMBERLANDS" means the real property described in Part 2 of Schedule A and all Substituted Timberlands for so long as such lands are owned by Western or its Affiliates;

      (aaa) "WESTERN TIMBER TENURES" means the timber tenures described in Part 3 of Schedule A and all Substituted Timber Tenures;

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                                       9

      (bbb) "WESTERN WHOLE LOG BASE PRICE" means the average freight and shipping costs, on a barge by barge basis, of delivering whole log Chips from within the Vancouver Log Market to the Howe Sound Pulp Mill; and

      (ccc) "YEAR" means a calendar year beginning on January 1 and ending on December 31 except, in the first Year of this Agreement, "Year" means the period beginning on the Closing Date and ending on December 31 of that Year.

1.2   CONSTRUCTION AND INTERPRETATION

The division of this Agreement into Sections, the insertion of headings and the provision of a table of contents are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement. Unless otherwise specified:

      (a) this Agreement means this agreement, including the recitals and schedules hereto, as supplemented or amended from time to time;

      (b) each reference in this Agreement to "SECTION" and "SCHEDULE" is to a Section of, and a Schedule to, this Agreement;

      (c) each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time;

      (d) words importing the singular include the plural and vice versa and words importing gender include all genders;

      (e) the word including, when following a general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

      (f) references to time of day or date mean the local time or date in Vancouver, British Columbia;

      (g)   all references to amounts of money mean lawful currency of Canada;

      (h) an accounting term not otherwise defined has the meaning assigned to it, and all accounting matters will be determined in accordance with, accounting principles generally accepted in Canada as consistently applied;

      (i) a reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this Section (i), with one or more corporations;

      (j) a reference to an approval, authorization, consent, designations, waiver or notice means written approval, authorization, consent, designation, waiver or notice;

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                                       10

      (k) the term "arm's-length" will have the meaning provided in the Income Tax Act (Canada) as at the date of this Agreement; and

      (l) if this Agreement is in effect for less than all of a Year, the rights and obligations of the respective parties will be modified in proportion to that proportion of the Year that this Agreement is in effect.

1.3   SEVERABILITY

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement except that if on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable. If as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result, the basic intentions of the parties in this Agreement are entirely frustrated, the parties will use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

1.4   SCHEDULES

The following schedules to this Agreement are an integral part of this
Agreement:

      Schedule A - Western Sawmills, Western Timberlands and Western Timber
                   Tenures

      Schedule B - Calculation of Volume

      Schedule C - Chip Specifications

      Schedule D - Pulp Log Specifications

      Schedule E - Calculation of Howe Sound Mill Net

      Schedule F - Hog Fuel Specifications

1.5   AMENDMENT

No amendment, waiver, termination or variation of the terms, conditions, warranties, covenants, agreements and undertakings set out herein will be of any force or effect unless the same is reduced to writing duly executed by all parties hereto.

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                                       11

1.6   WAIVER

No waiver of any of the provisions of this Agreement shall constitute waiver of any other provision (whether or not similar) and no waiver will constitute a continuing waiver unless otherwise expressly provided.

1.7   GOVERNING LAW

This Agreement is governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties are determined in accordance with those laws.

2.    CHIP PURCHASE AND SALE

2.1   CHIP COMMITMENT

Subject to and in accordance with the terms and conditions of this Agreement, Western will sell to the Buyer, and the Buyer will purchase and take all Western Chips, free and clear of all Encumbrances and third party rights.

Any Chips delivered to the Buyer by [redacted] as contemplated in Section 2.3 will be free and clear of all Encumbrances and third party rights.

All Chips delivered under this Agreement will conform to the Chip Specifications as provided herein.

2.2   EXCLUDED CHIPS

The Buyer will not have any rights with respect to the Excluded Chips except in accordance with this Section 2.2 and Section 16.1.

[redacted]

If Western or its Affiliate acquires or constructs a sawmill or sawmills within the Coast Forest Region (other than a Substituted Sawmill or a mill now owned by Cascadia Forest Products Ltd.) and if the Chips produced by that sawmill or sawmills are not then committed by a sale, right of first refusal, option or other obligation to another Person or Persons under obligations existing before the acquisition or construction or are not committed by Western as a necessary part of the acquisition, financing or construction of such mill or mills (in either case, the "UNCOMMITTED CHIPS"), then Western will so notify the Buyer and offer to meet with the Buyer to in good faith discuss the terms and conditions by which Western would be

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                                       12

prepared to sell such Uncommitted Chips to the Buyer (which discussion period will, unless otherwise agreed, be of a duration of not less than ten Business
Days). Neither party will be under any obligation to reach an agreement of purchase and sale and such Chips will remain Excluded Chips for the duration of this Agreement except to the extent the parties agree in writing otherwise. [redacted].

2.3   SUBSTITUTED CHIPS

At all times during this Agreement, despite the provisions of Section 2.1, Western will have the right to substitute for Western Chips sold hereunder an equivalent volume of Chips produced by other facilities or other Persons and the terms and conditions of this Agreement including price, specifications and delivery terms will apply as if the substituted Chips were Western Chips (except in respect of Chips obtained from [redacted], which are also subject to the additional terms set out below) except that if the freight and shipping costs of delivering such substituted Chips to the Howe Sound Pulp Mill are more than the freight and shipping costs of delivering the Western Chips from the Western Sawmills to the Howe Sound Pulp Mill, then Western will pay the Buyer the amount of the difference in such costs (in cash or by set off, as agreed with the Buyer) or, if agreed with the Buyer, by reimbursement to the Buyer. If Western exercises its rights to substitute other Chips for the Western Chips then Western will so advise the Buyer and will use all commercially reasonable efforts to substitute residual Chips for the substitute Western Chips so long as Western does not incur additional cost in doing so.

[redacted]

[redacted]

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                                       13

2.4   [REDACTED]

[redacted]

Chips which are not delivered to the Buyer as contemplated by this Section 2.3 or which are refused by the Buyer in accordance with the provisions of Section
3.12 for failing to conform to the Chip Specifications will not be included in the calculations as to compliance with the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment to the extent Western has not paid or reimbursed the Buyer for increased delivery costs incurred in respect of such deliveries (as contemplated by Section 2.4(g)) or adjusted the Chip Price (as contemplated by Section 2.4(h)).

[redacted]

                        Execution Copy                          January 17, 2006

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                                       14

2.5   CHIPS/ LOG EXCHANGES

From time to time throughout each year, Western will offer to sell, and the Buyer may purchase up to 34,200 m3 of sawlogs (including shingle logs) to permit the Buyer to trade for Chips ("Option Chips"). The sawlogs offered for sale will be determined by Western, acting reasonably and in good faith, as not being required for consumption at the Western Sawmills. The price for the sawlogs so offered will be the then current Vancouver Log Market Price for that grade and species and, to the extent not inconsistent with this Section 2.5, the provisions relating to the acceptances, delivery and title will be as set out in
Section 5, mutatis mutandis. The Buyer will only use the sawlogs so purchased (directly or indirectly through further log trades) to acquire Chips and Western may terminate its obligation under this Section 2.5 if the Buyer does not acquire Chips in return for such sawlogs purchased from Western. Western will make the

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                                       15

sawlogs available for delivery at a log delivery point within the Vancouver Log Market agreed with the Buyer, both parties acting reasonably.

Option Chips will not be included or counted in the calculations as to compliance with the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment contemplated by Section 2.8 or the application of the First Chip Premium or Second Chip Premium under Sections 4.4, 4.5 or 4.7.

2.6   ASSUMPTION OF EXISTING CHIP AND HOG FUEL AGREEMENTS

Western will assign all its right, title and interest in and to the Existing Chip and Hog Fuel Agreements, and the Buyer will assume any and all obligations arising thereunder, as and from the Closing Date, such assignment and assumption to be subject to any prerequisite consents from the other parties to the Existing Chip and Hog Fuel Agreements.

2.7   [REDACTED]

[redacted]

2.8   CHIP MINIMUMS

Western acknowledges and confirms its obligations to supply to the Buyer the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment during the first ten Years of this Agreement (or as otherwise extended as contemplated by the Payment Agreement) but it is acknowledged by all parties that the only remedy against Western for its failure to fulfil such commitments will be the exercise of the Buyer's rights under the Payment Agreement and related security.

No party will have any claim against Western under this Agreement for damages, specific performance or any other remedy arising as a result of the failure of Western to deliver the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment contemplated by this Section 2.8.

3.    QUALITY AND DELIVERY

3.1   OPTIMIZATION OF CHIP QUALITY

Western will:

      (a) use all commercially reasonable efforts in the barking of logs and the manufacture and screening of the Western Chips sold hereunder to ensure that the Chip Specifications are met;

      (b) maintain all barking, chipping and screening facilities at the Western Sawmills in good operating condition at all times, including replacement and repair of equipment as necessary, in order to produce Western Chips conforming to the Chip Specifications; and

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                                       16

      (c) maintain its chipper knives, faceplates, knife holders and anvils in such a condition as to produce cleanly cut Chips.

3.2   VARIATION OF CHIP SPECIFICATIONS

At any time and from time to time during the term of this Agreement, the Buyer may vary any or all of the Chip Specifications as it determines advisable or necessary to meet its production requirements by giving notice to Western of such variation of the Chip Specifications. Within a reasonable time after notice, Western will make all necessary operating and capital expenditures to ensure that Western produces Western Chips which meet the revised Chip Specifications so long as the Buyer agrees to reimburse Western for such expenditures except where such expenditure is immaterial, in which event the expenditure will be for the account of Western.

Such variations may be made on a facility by facility basis if required by the Buyer. [redacted]

3.3   CHIP LOADING FACILITIES

Western will maintain in good condition and working order its existing Chip loading facilities at all Western Sawmills, including those loading facilities described in Schedule A, so long as such facilities are being used for loading Chips.

With respect to those Western Sawmills that currently do not ship their Chips by barge, the Buyer may, at any time, give notice requesting barge loading facilities and, upon such notice, Western will, subject to obtaining the appropriate governmental and other third party approvals and consents, construct adequate berths and loading facilities for shipping Western Chips by barge.

The Buyer will be responsible for and pay for the full cost of the construction and maintenance of the new barge loading facilities except that, to the extent that any barge loading facilities constructed at the request of the Buyer will benefit Western (including through improvements, efficiencies or cost savings in other shipments or deliveries, such as chemicals or other supplies or fibre products), Western will share a portion of the costs of construction and maintenance based on the benefits to be received by Western from such facilities.

If the Buyer incurs costs in connection with the construction of barge loading facilities at any of the Western Sawmills, Western will, in cooperation with the Buyer, use its commercially reasonable efforts to develop and implement the most cost effective arrangements for such shipment and construction.

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                                       17

3.4   CURRENT MANUFACTURE

With respect to those Western Chips not being delivered to [redacted], Western will use all commercially reasonable efforts to ensure that Western Chips are made available for loading as manufactured and that Western Chips are not stockpiled except as a result of normal loading practices or as provided in Part 11.

3.5   DELIVERY OF CHIPS

Chips will be deemed delivered under this Agreement as follows:

      (a) with respect to Chips being transported by truck, at such time as such Chips are loaded into trucks and cross the property line of the manufacturing facility at which such loading occurred; and

      (b) with respect to the Chips being transported by barge, the earlier of:

            (1) when the master of the Buyer's towing agent has placed a line aboard a barge fully loaded and trimmed and made ready for towing; and

            (2) 48 hours (during consecutive Business Days) after Western (or another Chip supplier) notifies the Buyer or its towing agent that the loaded barge is ready for towing.

(in each case, a "CHIP DELIVERY POINT") except that if the Chips are being delivered under the [redacted], then delivery will be as determined under that agreement. [redacted]

3.6   RATE OF DELIVERY

So far as is reasonably practicable, Western will use all commercially reasonable efforts to make the Chips available for delivery to the Buyer, and the Buyer will accept and arrange for the removal of the Chips, on a regular and even basis throughout each Year consistent with the then applicable Supply Notice (as defined in Section 9.1).

If the Buyer has failed to receive Chips for six consecutive months for any reason except circumstances as set out in Sections 11.1, 11.2 and 11.7 and the failure to receive Chips from Western has had a material adverse impact on the operation of the Howe Sound Pulp Mill, then, to the extent the Buyer incurs Costs, then the Buyer will be entitled to set off such Costs against the Chip Price payable on subsequent deliveries of Chips.

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                                       18

3.7   TRANSPORTATION OF WESTERN CHIPS

With respect to those Western Chips not being delivered to [redacted]

      (a) the Buyer will be responsible for transporting, at its expense, such Western Chips from the Western Sawmill at which the Western Chips are produced and will arrange to supply clean and seaworthy barges and trucks on a regular and even basis for the purpose of taking Western Chips as manufactured consistent with the then applicable Supply Notice;

      (b) Western will load Western Chips into barges or trucks in any proportions that the Buyer requires from time to time so long as such loading requirements do not require Western to incur operating or capital costs associated with such loading that are materially greater than the costs that normally should be associated with loading at the Western Sawmill at which such loading occurs; and

      (c) if Western is required to rehandle Western Chips as a consequence of the failure of the Buyer to arrange for transportation of such Western Chips for any reason other than as provided in Part 11, the Buyer will pay Western all expenses and charges reasonably incurred to rehandle such Chips.

3.8   [REDACTED]

[redacted]

3.9   WESTERN RESPONSIBILITIES

With respect to those Western Chips not being delivered to [redacted], Western will:

      (a) provide and maintain in good condition, and regulate in a non-discriminatory manner, the orderly use of, access routes on or to the Western Sawmills so as to allow empty trucks to arrive, be loaded and depart expeditiously and in safety;

      (b) ensure that, in loading barges or trucks for delivery to the Buyer, Western Chips produced from different species of wood are not mixed except as set out in the Chip Specifications, such species segregation to be carried out in a manner consistent with the then current practice at the Western Sawmill at which such loading occurs;

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                                       19

      (c) cause each barge delivered to the Buyer to be fully and properly loaded, in accordance with all applicable loading requirements and specifications, in such manner as will minimize voids and spaces;

      (d) promptly notify the Buyer of the completion of loading of Western Chips into barges ready for towing including such particulars of estimated volumes and species as the Buyer may reasonably require; and

      (e) indemnify the Buyer against any claims, demands, actions or causes of action made against the Buyer, including additional transportation costs, demurrage and freight charges, as a result of the spillage or loss of Chips caused by improper loading of Chips into trucks or barges, except if the carrier knowingly accepted the improper loading.

3.10  MEASUREMENT OF CHIP VOLUME

The volume of Chips supplied to the Buyer under this Agreement will be measured and calculated as follows:

      (a) for barge deliveries, Western will cause the barge load to be physically scaled in VUs by a qualified person (who may be a Western or [redacted] employee if there is no independent scaler reasonably available); and

      (b) for truck deliveries, the Buyer will calculate the volume and will report on or before noon on each Wednesday the total volume of all truck deliveries up to and including the immediately preceding Sunday.

The Buyer will pay for all costs of or incurred by the independent scaler.

3.11  PROMPT MEASUREMENT

The Buyer will inspect and test the Chips promptly upon arrival at the Howe Sound Pulp Mill unloading ramp.

3.12  FAILURE TO CONFORM TO CHIP SPECIFICATIONS

If an individual barge or truck load of the Chips fails to conform to the applicable Chip Specifications or species mix requirements and use of such load would likely cause handling, production or quality problems in the manufacture of kraft pulp, paper or newsprint, the Buyer may refuse to accept such barge or truck load and will immediately notify Western of such refusal and will allow Western three Business Days to inspect such load.

Chips refused by the Buyer will not be counted for the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment of Western in Section 2.8 or the application of the First Chip Premium or the Second Chip Premium under Sections 4.4, 4.5, or 4.7.

3.13  VARIATIONS FROM CHIP SPECIFICATIONS

Despite the provisions of Section 3.12, the Buyer will not reject barges or truck loads of Chips that if, in the normal course of business within the Coast Forest Region, such Chips would not normally be rejected

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                                       20

for failing to conform to Chip Specifications, as determined by the Buyer, acting reasonably and consistent with its usual practice.

Despite the provisions of Section 3.12, the parties acknowledge that, from time to time, barges or truck loads of Chips will fail to conform to the Chip Specifications as a result of variations of a minor and immaterial nature. The parties intend that Section 3.12 will not be used for minor and immaterial variations and that, if a barge or truck load fails to conform to the Chip Specifications for minor or immaterial variations that occur from time to time, then the Buyer will not refuse to accept such barge or truck load.

3.14  COSTS OF DISPOSAL

If the Buyer refuses to accept a barge or truck load of Chips for the reasons set out in Section 3.12, then, at the option of Western:

      (a) if the Buyer can then accommodate additional Hog Fuel at its facilities (having regard to its other contractual commitments and its Hog Fuel requirements), that load will be deemed to be Hog Fuel and all transportation costs related to the load not accepted will be for the account of the Buyer; or

      (b) Western may take back the load, in which case all transportation costs related to the load not accepted will be for the account of Western, and Western will be free to sell such load of Chips to any Person, except that if the Buyer is unable to use a barge or truck load of Chips as Hog Fuel as contemplated by subsection (a) and Western does not choose to take back the load as contemplated by subsection (b) of this Section 3.14, all transportation, including barge or truck hire, costs related to refused Chips and all costs of disposal of refused Chips, including transportation and, where applicable, barge or truck hire costs to return the refused Chips back to Western, will be for the account of Western.

If the Buyer refuses to accept a barge or truck load of Chips for the reasons set out in Section 3.12, Western and the Buyer may also, in their absolute discretion and without obligation, agree on a reduced Chip Price for such load as a basis on which the load will be accepted by the Buyer and any load so accepted by the Buyer at a reduced Chip Price will be counted in the calculation of the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment.

3.15  NO WAIVER

Acceptance by the Buyer of a barge or truck load of Chips that fails to meet the Chip Specifications will not constitute a waiver of the Buyer's right to refuse to accept future barge or truck loads of Chips under Section 3.12.

3.16  INSPECTION OF MEASUREMENT AND TESTING

Either Western or the Buyer may, at any reasonable time, inspect and evaluate the other's measurement or testing procedures and practices.

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                                       21

3.17  ERROR CORRECTION

If either party discovers any material error in the measurement or testing procedures and practices applicable to Chip deliveries under this Agreement, the party responsible for such procedures and practices will make such changes as are necessary in order that such procedures and practices conform to those generally employed in the British Columbia pulp industry.

3.18  ALTERNATIVE MEASUREMENT METHODOLOGY

At the request of the Buyer, Western will enter into good faith discussions with the Buyer (without any obligation to accept any amendments to this Agreement) for the possible implementation during the term of this Agreement of alternative measures for Chip and Hog Fuel deliveries under this Agreement (in place of VU's) consistent with then normal industry practice in the Coast Forest Region or as otherwise desired and reasonably requested by the Buyer, provided that the implementation of any such change will be subject to the parties agreeing in writing as to the necessary and appropriate adjustments to the terms of this Agreement.

4.    CHIP PRICE AND REVIEW

4.1   CHIP PRICE

Except as otherwise expressly provided in this Agreement, the price payable by the Buyer for the Chips purchased by the Buyer pursuant to this Agreement will be the Chip Price. The parties agree that the Chip Price will be the Formula Chip Price from the date of this Agreement until otherwise agreed or changed pursuant to Section 4.3.

For certainty, the parties confirm that the Chip Price will be the same for both residual Chips and whole-log Chips delivered hereunder and whether the Chips are delivered directly by Western or as contemplated by Section 2.3.

4.2   INVOICING AND PAYMENT

Western will invoice the Buyer:

      (a) once a week for the Chips delivered by truck during the previous week; and

      (b) at any time after loading for each barge load of Western Chips or, during the term of the [redacted], at any time after loading for each barge load of Chips supplied by [redacted],

and, for invoicing purposes, Western will use its best estimate of the Chip Price for the Quarter. Forthwith upon receipt of the relevant information as to the actual Chip Price for that Quarter determined in accordance with this Agreement, Western will re-calculate the Chip Price for each invoice and will adjust by way of credit note or additional invoice based upon such information as soon as reasonably practicable on receipt of such information. The parties will resolve any disputes regarding the applicable estimated or actual Chip Prices in accordance with Part 14.

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                                       22

The Buyer will pay each invoice in full not later than ten days after date of invoice except the Buyer will not be obliged to pay an invoice which is for any Chips which are rejected pursuant to Section 3.12.

4.3   CHIP PRICE REVIEW

In the Quarter immediately preceding the date of each five Year anniversary of this Agreement, the parties will meet to reach agreement to either maintain the Formula Chip Price, to vary it or replace it with a different Chip Price for the following five Years. If Western and the Buyer do not reach an agreement at such meeting or if either Western or the Buyer fails to attend such meeting, then the matter will be reviewed pursuant to the provisions of Part 14 dealing with dispute resolution. If the matter is referred to an arbitrator under Section 14.2, the arbitrator will be instructed to determine whether or not the Formula Chip Price is reasonably likely to approximate the Chip Price over the next five Years. If the arbitrator determines that it will not be reasonably likely to approximate the Chip Price for such five Year period, then Western and the Buyer will, within 10 Business Days after the date of such determination, each submit to the arbitrator a proposal which, in the opinion of that party, will be reasonably ascertainable by both Western and the Buyer and will be reasonably likely to approximate the Chip Price over the next five Years and the arbitrator will be required to select the proposal of either Western or the Buyer which the arbitrator considers to be:

      (a)   reasonably ascertainable to both parties;

      (b) is most reasonably likely to approximate the Chip Price over the next five Years; and

      (c) is consistent with the original intentions of Western and the Buyer as evidenced by the selection of the Formula Chip Price as the initial Chip Price.

The arbitrator will be instructed that under no circumstances will the First Chip Premium or the Second Chip Premium be taken into account or otherwise considered in the determination of the Chip Price. If the Chip Price is not finally determined until the next five Years has commenced then, when finally determined, the price paid for the Western Chips during that period will be retroactively adjusted to the new Chip Price.

4.4   CHIP PREMIUM PRICE

In addition to the Chip Price, the Buyer will pay a premium of $12 per Volumetric Unit (the "FIRST CHIP PREMIUM") payable on the first 2,919,666 Volumetric Units of Chips purchased and delivered to the Buyer in accordance with this Agreement and will pay a premium of $24 per Volumetric Unit (the "SECOND CHIP PREMIUM") for the next 1,875,000 Volumetric Units of Chips purchased and delivered to the Buyer under this Agreement. The parties acknowledge and agree that the First Chip Premium and the Second Chip Premium are being paid in consideration of Western entering into the arrangements hereunder for the supply of Chips to the Buyer.

The Buyer will not be obligated to pay to Western:

      (a) any amount in respect of the First Chip Premium (including, for certainty, any First Premium Periodic Payment (as referred to in Section 4.5)) except out of the Chip

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                                       23

            Premium Prepayment Deposit (as defined in Section 4.5) and Western will have no other recourse to the Buyer or any other party in respect of such amounts; and

      (b) any amount in respect of the Second Chip Premium (including, for certainty, any Second Premium Periodic Payment (as referred to in Section 4.5)) except in respect of Chips delivered to and accepted by the Buyer in accordance with this Agreement by way of set off against the TFL Indebtedness following the delivery and acceptance by the Buyer of an initial aggregate amount of 2,919,666 Volumetric Units of Chips delivered to the Buyer under this Agreement.

4.5   CHIP PREMIUM PREPAYMENT DEPOSIT

On the Closing Date, the Buyer will pay the sum of $35 million as a prepayment deposit in respect of the First Chip Premium (the "CHIP PREMIUM PREPAYMENT DEPOSIT"). The Buyer agrees and acknowledges that:

      (a) the Chip Premium Prepayment Deposit is the sole property of Western and Western Pulp and is not refundable in any circumstances;

      (b) the Chip Premium Prepayment Deposit has been transferred to Western and Western Pulp free and clear of Encumbrances without conditions, trust or otherwise;

      (c) the Chip Premium Prepayment Deposit is not being held separately and apart from the other property of Western or Western Pulp and is not being held in trust for the Buyer or any other Person;

      (d) upon receipt, Western or Western Pulp will be immediately using all, or substantially all of Chip Premium Prepayment Deposit to cover the closing costs of the Squamish Pulp Mill in reliance on the understanding that the Chip Premium Prepayment Deposit is non refundable;

      (e) the Chip Premium Prepayment Deposit is not refundable in any circumstances including (i) breach of this Agreement by Western,
            (ii) frustration of this Agreement for any reason or (iii) the failure to deliver Chips as required by this Agreement;

      (f) Western is relying upon the non refundable nature of the Chip Premium Prepayment Deposit in entering into this agreement, forgoing its rights to sell the Western Chips and Pulp Logs to other parties, proceeding to immediately close the Squamish Pulp Mill and incur substantial costs in connection therewith; and

      (g) the payment of the Chip Premium Prepayment Deposit on a non-refundable basis was a condition of Western to enter into this Agreement.

4.6   FIRST CHIP PREMIUM PAYMENT

The Chip Premium Prepayment Deposit will be applied without any further action by Western or the Buyer as payment in full against the First Chip Premium as follows:

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                                       24

      (a) the First Chip Premium will be paid to Western on a periodic basis by payment to Western of an amount (the "First Premium Periodic Payment") equal to $12 for each Volumetric Unit of Chips delivered and accepted by the Buyer under this Agreement;

      (b) the payment of the First Premium Periodic Payment amounts under subsection 4.6(a) will be due and payable by the Buyer on a monthly basis based on the number of Volumetric Units of Chips delivered to and accepted by the Buyer in that month; and

      (c) Western and the Buyer agree that the payment of the First Premium Periodic Payments will be and will be deemed to be applied and deducted from the Chip Premium Prepayment Deposit on account of the First Chip Premium, without any further action on the part of Western or the Buyer, at the rate of $12 per Volumetric Unit of Chips, until the Chip Premium Prepayment Deposit has been applied in full.

4.7   SECOND CHIP PREMIUM PAYMENT

After 2,916,666 Volumetric Units have been delivered and accepted by the Buyer and the First Chip Premium has been satisfied in full through the application of the Chip Premium Prepayment Deposit, the Second Chip Premium will be paid to Western as follows:

      (a) the Second Chip Premium shall be paid to Western on a periodic basis by payment to Western of an amount (the "Second Premium Periodic Payment") equal to $24 for each Volumetric Unit of Chips delivered and accepted by the Buyer under this Agreement;

      (b) the payment of the Second Premium Periodic Payment amounts under Subsection 4.7(a) shall be due and payable by the Buyer on a monthly basis based on the number of Volumetric Units of Chips delivered to and accepted by the Buyer in that month; and

      (c) Western and the Buyer agree that the payment of the Second Premium Periodic Payment will be and will be deemed to be set off against amounts due to the Buyer from Western on account of the TFL Indebtedness without any further action on the part of Western or the Buyer, at the rate of $24 per Volumetric Unit of Chips delivered to and accepted by the Buyer under this Agreement.

4.8   INTEREST

Without affecting the obligation of the Buyer to make payments when due, the Buyer will pay interest on any invoice amount for Chips not paid when due at the rate of Prime Rate plus 6% per annum calculated daily.

5.    PULP LOG SALES

5.1   PULP LOG COMMITMENT

Western will sell to the Buyer and the Buyer will purchase and take all Pulp Logs which are:

      (a) harvested and removed from the Western Timberlands or the Western Timber Tenures then owned by Western or its Affiliate; or

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                                       25

      (b) purchased by Western and necessarily incidental to its purchases or production of saw logs for use in the Western Sawmills;

except that, if there is a transportation cost saving, then Western may deliver other substitute Pulp Logs acquired by Western if the equivalent volume, as measured in m3, and the quality of the substituted Pulp Logs, is substantially the same as the Pulp Logs harvested and removed from those Western Timberlands or the Western Timber Tenures. Western will not enter into long term arrangements (in excess of one year) with any Person other than the Buyer with respect to Pulp Logs removed from the Western Timberlands or Western Timber Tenures without the consent of the Buyer, such consent not to be unreasonably withheld.

All Pulp Logs purchased pursuant to this Section 5.1 will be free and clear of all Encumbrances and third party rights on the terms and conditions of this Agreement.

[redacted].

5.2   LOG SPECIFICATIONS

All Pulp Logs delivered under this Agreement will conform to the Pulp Log Specifications and will be secure and moveable in boom form or on a log barge.

5.3   INSPECTION AND ACCEPTANCE

The Buyer will be entitled to inspect at the Log Delivery Point any Pulp Logs made available for delivery and sale hereunder and if such Pulp Logs meet the Pulp Log Specifications and such sale otherwise would comply with the terms and conditions of this Agreement, the Buyer will accept such Pulp Logs. If a boom or barge of Pulp Logs fails to meet the Pulp Log Specifications then the Buyer may refuse to accept such shipment so long as Western is given notice of such rejection within 48 hours of such Pulp Logs being made available for delivery and sale hereunder. Western will be responsible for all costs of disposal and for reimbursement to the Buyer of all costs of transportation incurred by the Buyer in connection with a shipment of Pulp Logs rejected in accordance with the terms of this Agreement.

5.4   NO WAIVER

Acceptance by the Buyer of a boom or barge of Pulp Logs that fails to meet the Log Specifications will not constitute a waiver of the Buyer's right to refuse to accept future boom or barge loads of Pulp Logs under Section 5.3.

5.5   DELIVERY POINTS

Western will deliver Pulp Logs to a Log Delivery Point. The Buyer will be solely responsible, at its expense, for taking delivery of and transporting Pulp Logs from the Log Delivery Points as follows:

      (a) for Pulp Logs delivered by Western in log boom form to the Log Delivery Point, when the log boom is secured to the Buyer's tie-up grounds in a safe and secure manner; and

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                                       26

      (b) for logs delivered by Western by log barge to the Log Delivery Point; when the log barge arrives at the Log Delivery Point.

The Buyer will take the appropriate measures so that the logs are properly secured when the log barges dump the logs. The Buyer will use commercially reasonably efforts to ensure that the Pulp Logs are removed from the Log Delivery Point on an even and regular basis.

5.6   TRANSPORTATION

The Buyer will be solely responsible, at its expense, for taking delivery of and transporting Pulp Logs from the Log Delivery Points.

5.7   MEASUREMENT OF PULP LOGS

At its expense, Western will cause all Pulp Logs sold to the Buyer under this Agreement to be measured by an official scaler approved by the British Columbia Ministry of Forests in accordance with applicable regulations and standard industry scaling procedures. In addition to the Pulp Log Price and other charges, the Buyer will pay Western a scaling fee, such fee to be added to each invoice delivered under Section 6.2. At least 20 Business Days prior to each Year, Western will notify the Buyer of the scaling fee to apply for the ensuing Year. Western will establish such scaling fee based on a reasonable estimate of the average cost of scaling for such Year.

5.8   INSPECTION OF MEASUREMENT AND TESTING

Either party may, at any reasonable time, inspect and evaluate the other party's measurement or testing procedures and practices. If either party discovers any material error in the other party's measurement or testing procedures and practices, the other party will make such changes as are necessary in order that such procedures and practices conform to those generally employed in the British Columbia pulp industry.

5.9   AVAILABILITY

To the extent that its logging operations permit, Western will offer Pulp Logs in the order of time of harvest in a regular and systematic manner during each Year.

5.10  BOOMING GEAR

Western will supply to the Buyer and the Buyer will purchase from Western the booming gear (including boomsticks, boom chains and swifter wires) for each boom of Pulp Logs on terms and conditions agreed between the parties as generally prevailing in the forest industry within the Coast Forest Region. At Western's option, Western may purchase the booming gear back on terms and conditions agreed between the parties as generally prevailing in the forest industry within the Coast Forest Region.

5.11  OPTION TO PURCHASE PULP LOGS

Western may from time to time repurchase and the Buyer will sell back to Western any Pulp Logs sold hereunder that: (i) are located at the Westcoast Cellufibre facility or any other whole log chipping facility used by the Buyer; and (ii) are suitable for manufacturing lumber, as determined by Western, acting

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                                       27

reasonably, subject in each case to any third party consents or approvals as may be required where such Pulp Logs are located at a whole log chipping facility not owned or controlled by the Buyer or Canfor or one of their Affiliates. The price will be the same price as the Buyer paid for such Pulp Logs plus any sorting costs incurred by Buyer or the operator of the relevant facility to date of sale and the terms of sale will be F.O.B. the facility and payable on the same terms and conditions set out in this Agreement for Pulp Logs.

6.    PULP LOG PRICE AND REVIEW

6.1   PULP LOG PRICE

Except as otherwise expressly provided in this Agreement, the price payable by the Buyer for Pulp Logs purchased by the Buyer under this Agreement will be the Pulp Log Price.

6.2   INVOICING AND PAYMENT

Western will invoice the Buyer, on a boom by boom or a barge by barge basis, for all Pulp Logs delivered to a Log Delivery Point. The Buyer will pay each invoice in full not later than the 10th day after the date of invoice except that the Buyer will not be obliged to pay an invoice which is for any Pulp Logs which are not accepted pursuant to Section 5.3. The Buyer will not remove the Pulp Logs from the Log Delivery Point until the Pulp Logs have been released by Western. Western will release the pulp Logs to the Buyer when the invoice for the Pulp Logs has been paid in full.

6.3   PULP LOG PRICE REVIEW

The Buyer may give notice to Western, within 10 days after receiving notice from Western of the determination by Western of the Pulp Log Price for that month, requiring that the Pulp Log Price for that month be reviewed pursuant to the provisions of Part 14 to determine if the Pulp Log Price was reasonably determined by Western and, if not, to establish the Pulp Log Price for that month and, when finally established, the price paid for the Pulp Logs during that month will be adjusted to the newly established Pulp Log Price. If the Buyer does not give notice within 10 days under this Section 6.3, then the determination of the Pulp Log Price by Western for the immediately preceding month will be final and conclusive.

6.4   INTEREST

Without affecting the obligation of the Buyer to make payments when due, the Buyer will pay interest on any invoice amount for Pulp Logs not paid when due at the rate of Prime Rate plus 6% per annum calculated daily.

7.    HOG FUEL SALES

7.1   HOG FUEL PUT COMMITMENT

Subject to and in accordance with the terms and conditions of this Agreement, Western may give notice to the Buyer during the term of this Agreement [redacted], whereupon Western will sell to the Buyer, and the Buyer will purchase and take, for the remainder of the term of this Agreement, the Proportionate Share of all Hog Fuel produced by the Western Sawmills, free and clear of all Encumbrances and third party rights. "PROPORTIONATE Share" means, from time to time, the same percentage of total Hog Fuel

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                                       28

then being produced by the Western Sawmills that the percentage of the Chips sold (and accepted by the Buyer) under this Agreement is of the total production of the Western Chips then being produced by the Western Sawmills.

7.2   HOG FUEL PUT COMMITMENT - EXCESS

Subject to and in accordance with terms and conditions of this Agreement, Western may give notice to the Buyer at any time during the term of this Agreement whereupon Western will sell to the Buyer and Buyer will purchase and take, from time to time during the term of this Agreement, the volume of Hog Fuel produced by the Western Sawmills in excess of the commitment of [redacted] to purchase and take such Hog Fuel pursuant to [redacted], free and clear of all Encumbrances and third party rights, provided that such commitment shall not exceed the Buyer's commitment to take a Proportionate Share of all Hog Fuel as contemplated by Section 7.1 [redacted].

[redacted]

7.3   HOG FUEL CALL COMMITMENT

Subject to prior existing commitments as at the Closing Date between Western and third parties (the terms of which have been disclosed in writing to the Buyer and all of which other than the [redacted] are terminable by Western on not less than 60 days notice), the Buyer may give notice to Western at any time during the term of this Agreement whereupon Western will immediately exercise its rights of termination under any of those existing commitments [redacted] and will thereafter sell to the Buyer, and the Buyer will purchase and take, for the remainder of the term of this Agreement, all Hog Fuel produced by Western's Duke Point Sawmill, free and clear of all Encumbrances and third party rights.

7.4   HOG FUEL SPECIFICATIONS

All Hog Fuel delivered under this Agreement will conform to the Hog Fuel Specifications.

7.5   OPTIMIZATION OF HOG FUEL QUALITY

Western will maintain all barking, chipping, hogging and screening facilities at the Western Sawmills in good operating condition at all times, including replacement and repair of equipment as necessary, in order to produce Hog Fuel conforming to the Hog Fuel Specifications.

7.6   HOG FUEL LOADING FACILITIES

Western will maintain in good condition and working order its existing Hog Fuel loading facilities at all Western Sawmills, including those loading facilities described in Schedule A except that Western will

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                                       29

have no further obligation to maintain such facilities after the first anniversary that the facilities are no longer being used.

With respect to those Western Sawmills that currently do not ship its Hog Fuel by barge, the Buyer may, at any time, give notice requesting barge loading facilities and, upon such notice, Western will, subject to obtaining the appropriate governmental and other third party approvals and consents, construct adequate berths and loading facilities for shipping Hog Fuel by barge.

The Buyer will be responsible for and pay for the full cost of the construction and maintenance of the new Hog Fuel barge loading facilities except that, to the extent that any barge loading facilities constructed at the request of the Buyer, will benefit Western (including through improvements, efficiencies or cost savings in other shipments or deliveries, such as chemicals or other supplies or fibre products), Western will share a portion of the costs of construction and maintenance based on the benefits to be received by Western from such facilities.

If the Buyer incurs costs in connection with the construction of Hog Fuel barge loading facilities at any of the Western Sawmills, Western will, in cooperation with the Buyer, use its commercially reasonable efforts to develop and implement the most cost effective arrangements for such shipment and construction.

7.7   DELIVERY OF HOG FUEL

Hog Fuel will be deemed delivered under this Agreement as follows:

      (a) with respect to Hog Fuel being transported by truck, at such time as such Hog Fuel is loaded into trucks and crosses the property line of the manufacturing facility at which such loading occurred; and

      (b)   with respect to Hog Fuel being transported by barge, the earlier of:

            (1) when the master of the Buyer's towing agent has placed a line aboard a barge fully loaded and trimmed and made ready for towing; and

            (2) 48 hours (during consecutive Business Days) after Western (or other Hog Fuel supplier) notifies the Buyer or its towing agent that the loaded barge is ready for towing.

(in each case, a "HOG FUEL DELIVERY POINT").

7.8   RATE OF DELIVERY

So far as is reasonably practicable, Western will use all commercially reasonable efforts to make the Hog Fuel purchased by the Buyer under this Part 7 to be available for delivery to the Buyer, and the Buyer will accept and arrange for the removal of the Hog Fuel, on a regular and even basis throughout each Year consistent with the then applicable Supply Notice (as defined in Section 9.1).

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                                       30

7.9   TRANSPORTATION

Where practicable and after consultation with Western, the Buyer will take delivery of the Hog Fuel at, and will be responsible for transporting Hog Fuel from, the Western Sawmills and will arrange to supply barges or trucks, at its option, on a regular and even basis for such purpose.

7.10  WESTERN RESPONSIBILITIES

Western will:

      (a) provide and maintain in good condition, and regulate in a non-discriminatory manner, the orderly use of, access routes on or to the Western Sawmills so as to allow empty trucks to arrive, be loaded and depart expeditiously and in safety;

      (b) cause each barge delivered to the Buyer to be fully and properly loaded, in accordance with all applicable loading requirements and specifications, in such manner as will minimize voids and spaces;

      (c) promptly notify the Buyer of the completion of loading of Hog Fuel into barges including such particulars of estimated volumes as the Buyer may reasonably require; and

      (d) indemnify the Buyer against any claims, demands, actions or causes of action made against the Buyer, including additional transportation costs, demurrage and freight charges, as a result of the spillage or loss of Hog Fuel caused by improper loading of Hog Fuel into trucks or barges, except if the carrier knowingly accepted the improper loading.

7.11  MEASUREMENT OF HOG FUEL

The Hog Fuel supplied by Western to the Buyer will be measured and calculated as follows:

      (a) for barge deliveries, Western will cause the barge load to be physically scaled in Volumetric Units by a qualified person (who may be a Western employee if there is no independent scaler reasonably available); and

      (b) for truck deliveries, the Buyer will calculate the green tonne weight and will report on or before noon on each Wednesday the total green tonne weight of all truck deliveries up to and including the immediately preceding Sunday.

7.12  INSPECTION OF MEASUREMENT AND TESTING

Either party may, at any reasonable time, inspect and evaluate the other party's measurement or testing procedures and practices. If either party discovers any material error in the other party's measurement or testing procedures and practices, the other party will make such changes as are necessary in order that such procedures and practices conform to those generally employed in the British Columbia pulp industry.

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                                       31

7.13  PROMPT INSPECTION

The Buyer will inspect and test Hog Fuel promptly upon arrival at the Howe Sound Pulp Mill. If a load of Hog Fuel is not accepted for failure to meet the Hog Fuel Specifications then the Buyer may refuse to accept such load and Western will be responsible for all costs of disposal incurred thereafter and for reimbursement to the Buyer all costs of transportation incurred by the Buyer in connection with such load.

7.14  NO WAIVER

Acceptance by the Buyer of a barge or truck load of Hog Fuel that fails to meet the Hog Fuel Specifications will not constitute a waiver of the Buyer's right to refuse to accept future barge or truck loads of Hog Fuel under Section 7.13.

7.15  HOG FUEL PRICE

The price payable by the Buyer for Hog Fuel purchased by the Buyer pursuant to this Agreement will be the Hog Fuel Price.

7.16  INVOICING AND PAYMENT

If the Hog Fuel Price is greater than zero, then Western will invoice the Buyer:

      (a)   on a weekly basis for Hog Fuel delivered by truck; and

      (b)   for each barge load of Hog Fuel.

The Buyer will pay each such invoice in full not later than the 10th day after date of invoice except that the Buyer will not be obliged to pay an invoice which is for any Hog Fuel which is not accepted pursuant to Section 7.13.

7.17  INTEREST

Without affecting the obligation of the Buyer to make payments when due, the Buyer will pay interest on any invoice amount for Hog Fuel not paid when due at the rate of Prime Rate plus 6% per annum calculated daily.

8.    TITLE AND RISK

8.1   TITLE TO CHIPS

Title to the Chips sold and delivered in accordance with this Agreement will pass from the Buyer at the Chip Delivery Point.

8.2   TITLE TO PULP LOGS

Title to Pulp Logs sold and delivered hereunder by Western will pass from Western to the Buyer on the earlier of payment in full by the Buyer and such time such Pulp Logs arrive and are accepted in satisfactory condition at the Log Delivery Point.

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                                       32

8.3   TITLE TO HOG FUEL

Title to the Hog Fuel sold and delivered in accordance with this Agreement will pass from the Buyer at the Hog Fuel Delivery Point.

8.4   RISK OF LOSS

Subject to the indemnities provided in this Agreement, risk of loss will follow title.

9.    PRODUCTION NOTICES

9.1   ANTICIPATED VOLUME

Not later than 90 days before the beginning of each Year, Western will provide to the Buyer a schedule (a "SUPPLY NOTICE") of:

      (a) the anticipated volume or weight, as the case may be, including an estimate of species, by location for Western Chips and Hog Fuel to be produced in each month of the Year; and

      (b) the anticipated volume, including an estimate of species breakdown and the anticipated Pulp Log Prices for Pulp Logs to be delivered to the Log Delivery Points in each month of the Year.

9.2   NOTICE OF SUPPLY CHANGE

Not later than 10 Business Days prior to the beginning of a Quarter within any particular Year, Western will deliver a notice to the Buyer in the form of the Supply Notice setting out anticipated amounts of Western Chips, Pulp Logs and Hog Fuel to be produced and sold for each of the remaining Quarters in that Year and the Supply Notice is thereby amended for the balance of the Year. In addition, Western will also deliver a notice to the Buyer to the extent it anticipates that the amount of Western Chips, Hog Fuel or Pulp Logs that will be produced by Western during the balance of any Year will vary by more than 10% from the amount stated in the most recent Supply Notice (as amended) with a revised schedule of expected production.

9.3   REGULAR MEETINGS

Each party hereto will designate a representative for the purposes of administering this Agreement and such representatives will meet at least monthly (or less frequently if the Parties agree) to review any and all variations and deviations from the Supply Notice, as amended from time to time, and to provide on a timely basis amount, pricing and other information to assist the other in administering this Agreement.

9.4   LOCATION OF MEETINGS AND COSTS

All meetings with respect to this Part 9 shall take place, unless the parties hereto otherwise agree, either at the Howe Sound Pulp Mill or at Duncan, on an alternating basis. Each party shall bear their own costs and expenses incurred in connection with their respective activities under this Part 9.

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                                       33

9.5   CONFIRMATION OF SUBSTITUTED CHIP SUPPLIES

Western will provide any schedules or notices of anticipated volumes or changes thereto received from [redacted] to the Buyer promptly upon receipt and will cooperate with, and use its commercially reasonable efforts to assist, the Buyer in obtaining schedules or notices for substituted Chips as contemplated by Sections 9.1 and 9.2.

10.   COVENANTS

10.1  COVENANTS OF THE BUYER

The Buyer will:

      (a) cause the directors, officers, employees, agents and contractors of it and of its general partner, while on the premises of Western, to comply with all rules and regulations of Western of general application and, subject to Section 17.1, indemnify and hold harmless Western and its directors, officers, employees, agents and contractors from and against any loss, damage, liability, claim or action incurred or sustained, to the extent attributable to a breach of such rules and regulations or to any negligent or wilful act of the Buyer or any of such directors, officers, employees, agents or contractors;

      (b) comply with all applicable laws, regulations, rules and governmental restrictions and maintain in good standing all licenses, permits and approvals from any and all governments, governmental commissions, boards or agencies applicable to the performance of its obligations hereunder; and

      (c) ensure that all trucks, barges and scows that are used to deliver Western Chips, Pulp Logs or Hog Fuel purchased by the Buyer under this Agreement are covered by comprehensive general liability insurance to cover loss or damage to Persons, property, Chips, Pulp Logs and Hog Fuel arising from actions related to the Buyer's duties to arrange for the delivery of Western Chips, Pulp Logs or Hog Fuel under this Agreement with limits of coverage to be not less than $5,000,000 (reviewed every two years and adjusted for inflation and other reasonable factors) inclusive of bodily injuries or property damage for each occurrence.

10.2  COVENANTS OF WESTERN

Western will:

      (a) cause its directors, officers, employees, agents, contractors and any other Persons involved in the delivery to the Buyer of Chips substituted for Western Chips under the [redacted], while on the premises of the Buyer, the Howe Sound Pulp Mill or the Westcoast Cellufibre facility or any other whole log chipping facility used by the Buyer, to comply with all rules and regulations of the Buyer, the Howe Sound Pulp Mill, Westcoast Cellufibre or such other facility of general application and, subject to Section 17.1, indemnify and hold harmless the Buyer and the general partner and their respective directors, officers, employees, agents and contractors from and against any loss,

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                                       34

            damage, liability, claim or action incurred or sustained to the extent attributable to a breach of such rules and regulations or to any negligent or wilful act of Western or any of its directors, officers, employees, agents, contractors or such other Persons;

      (b) comply with all applicable laws, regulations, rules and governmental restrictions and maintain in good standing all licenses, permits and approvals from any and all governments, governmental commissions, boards or agencies applicable to the performance of its obligations hereunder; and

      (c) during the term of this Agreement, maintain comprehensive general liability insurance to include its liabilities hereunder for loss or damage to Persons, property, Western Chips, Pulp Logs or Hog Fuel for which it is responsible with limits of coverage to be not less than $5,000,000 (reviewed every two years and adjusted for inflation and all other reasonable factors) inclusive of bodily injuries or property damage for each occurrence, and will provide the Buyer reasonable evidence of such insurance from time to time upon the Buyer's reasonable request.

11.   FORCE MAJEURE AND CURTAILMENT

11.1  AFFECTING THE BUYER

If, at any time, the operation of the pulp production facilities at the Howe Sound Pulp Mill is shut down or curtailed, or the Buyer or the Howe Sound Pulp Mill is prevented from taking delivery of Chips, Pulp Logs or Hog Fuel, due to weather conditions, fire, strike or other labour disruptions, lockout, sabotage, shipwreck, riot, war, flood, extraordinary breakdown, explosion, laws or regulations, Court order, act of any government body or agency, act of God, blockade, civil commotion or disobedience (lawful or unlawful), shortages of supplies or raw materials or for any reason beyond the reasonable control of the Buyer or the Mill Owner whether similar or dissimilar to the foregoing which the Mill Owner considers sufficient to justify curtailing or shutting down the Howe Sound Pulp Mill, then the Buyer may, by giving notice to Western, discontinue or curtail the purchase and acceptance of deliveries hereunder from Western for the period of such shutdown or curtailment without liability.

11.2  MARKET CONDITIONS

If, at any time, market conditions in respect of the sale of pulp, paper or newsprint are such that the operation of the Howe Sound Pulp Mill is shut down or curtailed, including as a result of excessive pulp or paper inventories arising from such market conditions, the Buyer may, by giving notice to Western, discontinue or curtail the purchase and acceptance of deliveries hereunder from Western for the period of such shutdown or curtailment without liability.

11.3  PURCHASES OF CHIPS FROM THIRD PARTIES

Except in circumstances where the Buyer is prevented from taking delivery and physical possession of Chips purchased hereunder but not so prevented from taking delivery of other Chips, neither the Buyer nor the Mill Owner will purchase or otherwise take delivery of any Chips except from Western (or if obliged under the terms of the Existing Chip and Hog Fuel Agreements) during a period of discontinuance or curtailment of Chips pursuant to Section 11.1 or
Section 11.2.

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11.4  PURCHASE OF PULP LOGS FROM THIRD PARTIES

If the Buyer curtails the purchases of Pulp Logs pursuant to Section 11.1 or 11.2, neither the Buyer nor the Mill Owner will purchase or take delivery of any Pulp Logs except from Western during the period of such curtailment pursuant to
Section 11.1 or Section 11.2.

11.5  CURTAILMENT ON A MILL-BY-MILL BASIS

If the Buyer curtails its purchases pursuant to Section 11.1 or Section 11.2, Western has the right to determine which Western Sawmill will be first affected.

11.6  CO-OPERATION

During each period of shutdown or curtailment the Buyer will assist and co-operate with Western to minimize the detrimental effects of such shutdown or curtailment on Western Sawmills except that the Buyer will not be required to incur any cost in respect thereof.

11.7  AFFECTING WESTERN

If, at any time, Western shuts down or curtails the operation of any or all of the Western Sawmills or any of Western's timber harvesting operations, or is otherwise unable to deliver Chips, Pulp Logs or Hog Fuel due to weather conditions, fire, strike or other labour disruptions, lockout, sabotage, shipwreck, riot, war, flood, extraordinary breakdown, explosion, laws or regulations, Court order, act of any government body or agency, act of God, blockade, civil commotion or disobedience (lawful or unlawful), shortages of supplies or raw materials or for any reason beyond the reasonable control of Western whether similar or dissimilar to the foregoing and which Western considers sufficient to justify curtailing or shutting down any of its sawmilling or timber harvesting operations, then Western may, by giving notice to the Buyer, discontinue or curtail the production or delivery of Chips, Pulp Logs or Hog Fuel to the Buyer without liability.

11.8  WESTERN MARKET CONDITIONS

If, at any time, market conditions are such that Western shuts down or curtails the operation of any or all of the Western Sawmills or any of the Western logging operations are shut down or curtailed or the production of Pulp Logs by Western is curtailed, then Western may, by giving notice to the Buyer, discontinue or curtail the sale of Pulp Logs hereunder to the Buyer with respect to that Western logging operation for the period of such shutdown or curtailment without liability.

11.9  ADVANCE WARNING

The Buyer and Western will give to each other as much advance notice as is reasonably possible of scheduled shutdowns or curtailments and prompt notice of unexpected shutdowns or curtailments affecting the delivery or acceptance of Chips, Pulp Logs or Hog Fuel hereunder, stating the nature, date of commencement anticipated, duration and estimated effect of the event. The inadvertent failure to give notice under this Section 11.9 will not preclude any party from receiving any relief or credit provided for in this Part 11.

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11.10 REASONABLE ESTIMATE

A party exercising a right of curtailment or discontinuance under this Part 11 will, within 5 Business Days after the date of receipt of a request from the other party to do so, deliver to the other party a notice setting out a reasonable, good faith estimate of the length of the period of such curtailment or discontinuance (an "ESTIMATE NOTICE") and a party that fails to deliver an Estimate Notice as required will be deemed to have delivered an Estimate Notice containing a reasonable estimate of 20 Business Days from the last day on which the Estimate Notice could have been given. A party receiving an Estimate Notice may, from time to time, reasonably request that the other party provide a revised Estimate Notice.

11.11 [REDACTED]

[redacted]

11.12 CO-OPERATION BY WESTERN

During each period of shutdown or curtailment Western will assist and cooperate with the Buyer to minimize the detrimental effects of such shutdown or curtailment on the Buyer and the Howe Sound Pulp Mill, except that Western will not be required to incur any cost in respect thereof.

11.13 OPTION TO PURCHASE

Where, as a result of a shutdown, curtailment or discontinuance pursuant to
Section 11.1 or 11.2, the Buyer reduces, discontinues or curtails its purchases of Chips, Hog Fuel or Pulp Logs, the Buyer will not be obliged, upon resuming its purchases, to purchase any additional volumes of Chips, Hog Fuel or Pulp Logs, to make up for such discontinuance or curtailment of purchases.

Notwithstanding the foregoing paragraph of this Section 11.13 and subject to
Section 11.14 , if, at the time the Buyer gives notice under Section 11.1 or
Section 11.2 to discontinue or curtail the purchase of Chips, Hog Fuel or Pulp Logs, the Buyer may commit to purchase all such Chips and Hog Fuel, and will commit to purchase all such Pulp Logs, at the end of the period of such discontinuance or curtailment on the same terms and conditions set forth in this Agreement in which case Western will be obliged to supply such Chips, Hog Fuel or Pulp Logs at the end of such period except that:

      (a) the Chip Price and Hog Fuel Price will be established by reference to the Quarter in which the Chips or Hog Fuel are delivered to the Chip Delivery Point or Hog Fuel Delivery Point, as applicable, and the Pulp Log Price will be established at the time the Pulp Logs are delivered to a Log Delivery Point;

      (b) if Chip, Hog Fuel or Pulp Log inventories at any Western Sawmill at which Chips, Hog Fuel or Pulp Logs are stored during such discontinuance or curtailment impair Western's operations, Western may, notwithstanding any commitment under this Section 11.13,

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                                       37

            dispose of and deliver to a third party such volume of Chips, Hog Fuel or Pulp Logs as is necessary to relieve such impairment;

      (c) the Buyer will pay Western all expenses and charges reasonably incurred in connection with the loading, stockpiling and reloading of the Chips, Hog Fuel and Pulp Logs delivered to the Buyer under this Section 11.13; and

      (d)   [redacted]

11.14 ALTERNATIVE DISPOSITION

If the Buyer gives notice under Section 11.1 or Section 11.2 to discontinue or curtail and (i) if, at the time of notice, the Buyer does not exercise its right to purchase all such Chips or Hog Fuel after the period of such discontinuance or curtailment or (ii) if the period of discontinuance or curtailment set out in or deemed to be set out in the Estimate Notice is 20 Business Days or more or
(iii) if the period of discontinuance or curtailment actually exceeds 20 Business Days, then despite Section 11.13, Western may dispose of such Chips, Hog Fuel or Pulp Logs during or after such discontinuance or curtailment as it sees fit except that:

      (a) Western will, before entering into any agreement to dispose of such Chips, Hog Fuel or Pulp Logs, notify the Buyer of its intention to do so, and Western will not dispose of such Chips, Hog Fuel or Pulp Logs if the Buyer notifies Western, within 5 Business Days after the date of receipt of such notice, that the Buyer will purchase such Chips, Hog Fuel or Pulp Logs on condition, at the Buyer's option, that they are stored at a Western Sawmill until the end of the discontinuance or curtailment, and that the Buyer will pay Western all expenses and charges reasonably incurred in connection with the loading, stockpiling and reloading of the Chips, Hog Fuel and Pulp Logs delivered to the Buyer under this Section 11.14, except that if Chips, Hog Fuel or Pulp Log inventories at any Western Sawmill at which such Chips, Hog Fuel or Pulp Logs are stored during such discontinuance or curtailment impair Western's operations, Western may, notwithstanding any commitment made by the Buyer under this Section (a), dispose of and deliver to a third party such volume of Chips, Hog Fuel or Pulp Logs as is necessary to relieve such impairment (and promptly refund to the Buyer any amounts paid by the Buyer for such Chips, Hog Fuel or Pulp Logs), unless the Buyer agrees to accept delivery of such volume in a timely manner;

      (b) subject to Section 11.15, Western will not enter into any agreement concerning the disposition of Chips or Pulp Logs that would conflict with the Buyer's right to resume the purchase of Chips or Pulp Logs under this Agreement.

11.15 BUYER ESTIMATE NOTICE

If Western enters into an agreement pursuant to Section 11.14 which is for a term not longer than the period estimated in the Estimate Notice, or revised Estimate Notice, then in effect at the date such agreement was entered into, then for the purposes of Section 11.14 (b), such term will be deemed not to

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                                       38

conflict with the Buyer's right to resume the purchase of Chips, Hog Fuel and Pulp Logs whether or not the curtailment or discontinuance ended before the end of such period.

11.16 MINIMUM COMMITMENTS

If the Buyer gives notice to Western under Section 11.1 or Section 11.2, then those Chips produced and which would have been available to the Buyer in accordance with and on the terms of this Agreement (including Part 2 hereof) but for the notice under Section 11.1 or Section 11.2, will be included and counted in the calculations as to compliance with the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment contemplated by Section 2.8.

Neither the Minimum Annual Volume Commitment nor the Minimum Rolling Volume Commitment will be affected or reduced by Western giving notice under Section
11.7 or 11.8 except if and to the extent Western fails to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment in any particular Year or during any three Year period ("SHORTFALL") by reason of:

      (a) a discontinuance or curtailment of production or delivery of Chips for which Western has given notice in accordance with Sections 11.7 or 11.8 of this Agreement (a "WESTERN SHORTFALL"), then such failure will not constitute an Event of Default under the Payment Agreement if Western makes up such Western Shortfall by delivering in the Year immediately following the Year in which the Western Shortfall occurred, a volume of Chips equal to the Minimum Annual Volume Commitment plus the volume of the Western Shortfall; or

      (b)   [redacted]

Notwithstanding the foregoing, if and to the extent the Western Shortfall or [redacted] arises as a direct result of a British Columbia wide forest industry labour disruption having a continuous duration of more than [redacted], then the failure to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment will not constitute an Event of Default under the Payment Agreement but (i) the term of the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment will be extended past the 10 year (or 20 year period, as the case may be) by a period equal to the duration of such labour disruption; and (ii) the Parties will work in good faith to make up the Shortfall as soon as practicably possible

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                                       39

12.   CONTRACT PERIOD

12.1  TERM

This Agreement will continue in force for 40 years except if terminated earlier under this Part 12. In 2044, the parties will meet and negotiate in a good faith attempt to reach agreement to extend this Agreement an additional five years upon agreed terms and conditions. If the parties agree to an extension of this Agreement then the parties will meet again before the expiry of the term of the extended agreement to negotiate in good faith to reach agreement for an additional extension for a further five years.

12.2  TERMINATION UPON DEFAULT

At any time while an Event of Default exists with respect to the Buyer or Western as set out in Sections 13.1, 13.2 or 13.3, the other party may terminate this Agreement, in addition to any other rights that it may have under this Agreement or otherwise, by giving to that party a notice of termination specifying as the Termination Date a date not earlier than the date on which such notice is given.

12.3  WHOLE LOG CHIPPING

If this Agreement terminates for any reason other than by reason of an Event of Default by Western, then Western may give notice to the Buyer under this Section whereupon the Buyer will provide whole log chipping services to Western for up to one year after termination at its Westcoast Cellufibre facility or at such other facility designated by the Buyer (to the extent such access is reasonably within the control of the Buyer) at market rates and upon other normal and usual terms and conditions customary within the Coast Forest Region.

13.   DEFAULT

13.1  EVENT OF DEFAULT FOR BREACH

An Event of Default will exist if:

      (a) with respect to the Buyer, the Buyer has failed to make Chip payments to Western as required under this Agreement to the extent that an aggregate amount of not less than $6,000,000 is overdue and remains outstanding from the Buyer (other than a failure arising from a bona fide dispute over the requirement to make such payments); or

      (b) with respect to Western, Western has wilfully or deliberately sold a material volume of Western Chips to a third party in breach of its obligations to the Buyer under this Agreement in a manner that prevents Western from meeting the Minimum Annual Volume Commitment or Minimum Rolling Volume Commitment; and

      (c) notice has been given to the Buyer or Western, as the case may be, by the other party specifying the default set out above and declaring the intention of the other party to exercise its right under Section 12.2 if the default is not duly remedied; and

      (d) such default remains unremedied for more than 10 Business Days following the giving of such notice.

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13.2  EVENT OF DEFAULT FOR INSOLVENCY

Each of the following will constitute an Event of Default with respect to the Buyer or Western (the "DEFAULTING PARTY"):

      (a) the commencement of proceedings for the dissolution, liquidation or winding-up of the Defaulting Party;

      (b) the Defaulting Party is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, trustee or similar officer for it or for any substantial part of its property (considered as a whole), or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect, or by any act or failure to act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for a substantial part of its property (considered as a whole) or the Defaulting Party generally fails to pay its debts as they become due or admits in writing its present or prospective inability to pay its debts as they become due;

      (c) a court enters a decree or order for relief with respect to the Defaulting Party in an involuntary case or proceeding under any Bankruptcy or Insolvency Law (as defined below), which decree or order is not stayed or similar relief is not granted under any applicable law or any of the following events has continued for sixty days unless dismissed, bonded or discharged:

            (1) an involuntary case (including the filing of any notice of intention thereof) or proceeding is commenced against the Defaulting Party under any applicable Bankruptcy or Insolvency Law;

            (2) a decree or order of a court for the appointment of a receiver, interim receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Defaulting Party or over all or a substantial part of its property (considered as a whole), is entered; or

            (3) a receiver, interim receiver, trustee or other custodian as appointed without the consent of the Defaulting Party, for all or a substantial part of the property (considered as a whole) of the Defaulting Party;

      (d) any receiver, receiver and manager, receiver-manager, custodian, liquidator or trustee (or any person with like powers) shall be appointed for all or substantially all of the property of the Defaulting Party;

      (e) a writ, execution or attachment or similar process is issued or levied against all or substantially all of the property of the Defaulting Party in connection with any judgment against the Defaulting Party in any amount which materially affects the assets of the Defaulting Party and such writ, execution, attachment or similar process is not released,

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                                       41

            bonded, satisfied, discharged, vacated or stayed within thirty (30) Business Days after its entry, commencement or levy; and

      (f) an encumbrancer or lienor takes possession of the Collateral while the Security is outstanding (both as defined in the Payment Agreement) or all or substantially all of the assets of the Purchaser.

For the purposes of this Section 13.2, a "Bankruptcy or Insolvency Law" means any applicable bankruptcy, insolvency, reorganization, debt moratorium or similar applicable law including, without limitation, the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada).

13.3  EVENT OF DEFAULT BY BUYER

An Event of Default will exist with respect to the Buyer if the Howe Sound Pulp Mill ceases to produce a commercially viable volume of pulp or paper for a continuous period of twenty four months (other than by reason of a curtailment or shutdown referred to in Section 11.1) and the Buyer has not continuously purchased all Chips, Pulp Logs and Hog Fuel made available for delivery by Western, all in accordance with this Agreement, during that period except that if this Agreement is terminated for this Event of Default, the Costs of Western will be limited to Western Chip Premium Damages specified in Section 13.4 plus the purchase price payable for all Chips, Pulp Logs and Hog Fuel sold to the Buyer before termination under this Section plus interest, if any.

13.4  WESTERN'S LIQUIDATED DAMAGES FOR CHIP PREMIUM

In order to secure the supply of Western's Chips on a long term basis, the Buyer has agreed to pay to Western the market value of the Western Chips plus the chip premium totaling $80,000,000 (the "AGGREGATE CHIP PREMIUM") which consists of the First Chip Premium ($35,000,000) and the Second Chip Premium ($45,000,000), as defined in Section 4.4.

The parties acknowledge that if an Event of Default by the Buyer occurs, Western will suffer significant financial hardship and losses. With respect to the loss of the Aggregate Chip Premium, the parties have agreed that the damages that would be suffered by Western on the occurrence of an Event of Default by the Buyer will be the sum of $80,000,000, less (i) $12 for every Volumetric Unit of Chips delivered by Western up to the first 2,919,000 Units delivered before the Event of Default and (ii) $24 for every Volumetric Unit of Chips delivered by Western for the next 1,875,000 Volumetric units of Chips delivered before the Event of Default (the "WESTERN CHIP PREMIUM DAMAGES").

The parties agree and accept that the Western Chip Premium Damages are a genuine pre-estimate of the damages that would be suffered by Western in connection with the loss of the Aggregate Chip Premium upon the occurrence of an Event of Default by the Buyer. This genuine pre-estimate of damages relates only to the Aggregate Chip Premium, and does not limit the rights of Western to claim against the Buyer for any other damages that Western may suffer as a result of the Event of Default by the Buyer or otherwise.

Western acknowledges that it has received the Chip Premium Prepayment Deposit as a non refundable chip premium deposit, and agrees that if an Event of Default by the Buyer occurs, then Western will not

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                                       42

claim against the Buyer for any damages arising from the loss of any portion of the First Chip Premium. The parties acknowledge that Western is providing this covenant to the Buyer on the basis that the Chip Premium Prepayment Deposit is non-refundable and further that the Chip Premium Prepayment Deposit will not be used to reduce or offset any damages that Western suffers as a result of the loss of all or any portion of the Second Chip Premium.

The parties further agree that Western will set off the Western Chip Premium Damages against the unpaid balance, if any, of the TFL Indebtedness, and that Western will have no recourse against the Buyer or any other party with respect to the Western Chip Premium Damages other than to set off such amount against the TFL indebtedness.

13.5  BUYER'S LIQUIDATED DAMAGES FOR DEPOSIT

In order to secure the supply of Western's Chips on a long-term basis, the Buyer has agreed to pay to Western the Aggregate Chip Premium and to make the Chip Premium Prepayment Deposit in connection with this Agreement.

The parties acknowledge that if an Event of Default by Western occurs, the Buyer will suffer significant financial hardship and losses. With respect to the advance of the Chip Premium Prepayment Deposit by the Buyer, the parties have agreed that the damages that would be suffered by the Buyer on the occurrence of an Event of Default by Western would be the sum of such deposit less the costs incurred or accrued by Western in the closure of the Squamish Pulp Mill (the "BUYER CHIP PREMIUM DAMAGES").

The parties agree and accept that the Buyer Chip Premium Damages are a genuine pre-estimate of the damages that would be suffered by the Buyer in connection with the loss of the Chip Premium Prepayment Deposit upon the occurrence of an Event of Default by Western. This genuine pre-estimate of damages relates only to that deposit, and does not limit the rights of the Buyer to claim against Western for any other damages that the Buyer may suffer as a result of the Event of Default by Western or otherwise.

13.6  REDUCED COMMITMENT

If the Buyer gives a valid notice under Section 6.2 of the Payment Agreement stating that the obligations under this Agreement are reduced by 50%, then upon receipt of notice, the obligations of the Parties under this Agreement are amended as follows:

      (a) the rights and obligations under Section 2.1 are hereby amended so that "all Western Chips" is deleted and replaced with "50% of the Western Chips"; and

      (b) the rights and obligations under Section 5.1 are hereby amended so that "all Pulp Logs" is deleted and replaced with "50% of the Pulp Logs";

      (c) the Buyer is released of its obligation to make any further payments on account of the Second Chip Premium; and

      (d) the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment will be adjusted accordingly.

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                                       43

All other provisions of this Agreement will remain in full force and effect except to the extent that the provision would be inconsistent with the intent of the foregoing amendments in which case the Parties will use all reasonable efforts to agree on the appropriate changes to this Agreement consistent with the intention of the Parties and, in the event there is a failure to agree, the matter will be resolved in accordance with the provisions of Section 14.

14.   DISPUTE RESOLUTION

14.1  REFERRAL TO PRESIDENTS AND CHIEF FINANCIAL OFFICERS

If the parties fail to agree on the Chip Price, Pulp Log Price or other matters referred to in this Agreement or if an issue or a dispute, other than a Major Breach, arises in any matter arising out of this Agreement, either the Buyer or Western may by notice to the other refer the dispute to a committee of the Presidents and Chief Financial Officers of the Buyer's general partner and Western who will make their best efforts to determine a commercially fair and equitable solution to that dispute. A decision reached by such Presidents and Chief Financial Officers and communicated by them in writing to the parties hereto will be binding on all parties to the dispute and will be implemented.

14.2  ARBITRATION

If no decision with respect to a matter, issue or dispute is so communicated by such Presidents and Chief Financial Officers of the Buyer and Western within 30 days after notice pursuant to Section 14.1 has been given, or if the matter relates to a Material Breach or a disagreement under Section 2.7, the matter in dispute shall (unless otherwise agreed by the Parties) be referred to a single arbitrator under the Commercial Arbitration Act then in effect in British Columbia.

14.3  QUALIFICATIONS

The arbitrator must be an individual with substantial experience in the forest industry in British Columbia. The arbitrator will not have had any direct or indirect interest in either of the parties, whether as a director, officer, employee, agent, consultant, shareholder or otherwise within three years preceding his appointment.

14.4  PLACE OF ARBITRATION

All arbitration proceedings will be conducted in Vancouver, British Columbia.

14.5  TIMELY DECISION

Any matter, issue or dispute referred to arbitration will be dealt with on an expeditious basis with the parties hereto using all commercially reasonable efforts to obtain and implement a timely decision of the arbitrator who will have the authority to award costs of the arbitration proceedings against any party which does not, in the judgment of the arbitrator, act in accordance with this Section 14.5.

14.6  DECISION BINDING

A decision of an arbitrator under this Agreement, including any decision as to costs, will be final and binding on the parties but will not be a precedent in any subsequent arbitration.

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                                       44

14.7  SURVIVAL

This Part 14 will survive any termination of this Agreement and will continue to be binding upon the parties, their successors and permitted assigns and be enforceable against them.

15.   CONFIDENTIALITY

15.1  CONFIDENTIALITY

Neither party will disclose any terms or conditions of this Agreement to any person who is not a director, officer, employee or bona fide authorized representative of the party, without the prior written consent of the other party except:

      (a) if such party determines, acting reasonably, that disclosure is required by law, or during the course of its business; and

      (b) if such disclosure is not required by law or the applicable policies of securities regulators and exchanges it is made under terms that restrict further disclosure to the extent necessary to protect the interests of the other party.

15.2  AFTER TERMINATION

After the termination of this Agreement, any party may use as it sees fit any information, except information about the other parties' business and affairs, which its officers or employees may acquire during the term hereof.

16.   DISPOSITIONS AND MATERIAL CHANGES

16.1  SQUAMISH PULP MILL

If the Squamish Pulp Mill has not closed or ceased pulp production on or before the 60th day after the Closing Date or is reopened for pulp production by any Person within three years of the Closing Date, Western will pay to the Buyer at that time the amount of $[redacted] less any and all costs then reasonably incurred or accrued by Western or Western Pulp in connection with the closure of the Squamish Pulp Mill and will provide the Buyer with an exclusive option to purchase the Retained Chips on the same terms and conditions as set out in this Agreement upon expiry or termination for any reason of [redacted].

Western acknowledges and agrees that the Buyer's right to the payment contemplated by this Section is a pre-estimate of all or part of the damages which the Buyer will suffer or incur in the circumstances set out in this Section, is not a penalty and does not limit the right of the Buyer to claim against Western for any other damages that the Buyer may suffer as a result of an Event of Default by Western or otherwise. Western hereby irrevocably waives any right that it may have to raise as a defence that any such payment is excessive or punitive.

                        Execution Copy                          January 17, 2006

16.2 DISPOSITIONS OF WESTERN SAWMILLS TOGETHER WITH WESTERN TENURES OR WESTERN TIMBERLANDS

If Western sells, transfers or otherwise disposes (other than by way of a security interest) of a Western Sawmill to be used by the new owner for sawmill purposes or a Western Sawmill together with all or any part of the Western Tenures or Western Timberlands for any reason to a purchaser, transferee or assignee (an "ASSIGNEE"), then, as a condition of such transaction and in a manner acceptable to the Buyer, acting reasonably, Western will cause the Assignee to agree to be bound by the terms of this Agreement, such agreement to be evidenced by the Assignee entering into such formal agreements as the Buyer may reasonably require and which will give effect to an assignment by Western to the Assignee of an interest in this Agreement to the extent required by such assignment.

For certainty, Western and the Buyer agree that no assignment, transfer or other disposition contemplated by this Section 16.2 will reduce Western's obligations to fulfil the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment unless and except to the extent that the portion of Western's Minimum Annual Volume Commitment or Minimum Rolling Volume Commitment to be sold, transferred or disposed of to an Assignee, has, in the opinion of the Buyer, acting reasonably, based on the advice of its legal counsel, been assumed by the Assignee pursuant to a legal, valid, binding agreement enforceable against the Assignee and which, when taken together with Western's continuing obligations under this Agreement, is not materially less favourable to the Buyer than its rights and entitlements under this Agreement.

16.3  MATERIAL CHANGES IN FIBRE FLOW

The Parties acknowledge that they are entering into this Agreement with respect to the sale to the Buyer of all the Chips produced by the Western Sawmills (or the equivalent volume) less Retained Chips and that, notwithstanding the minimum committed volumes referred to in Section 2.8, the Parties expect that the volume of Chips produced by the Western Sawmills will exceed the minimum commitment volumes.

If, within the first 10 Years of the term of this Agreement, Western proposes to cause a material net volume of logs harvested out of the Western Tenures which would be normally processed by the Western Sawmills to be diverted for processing at other sawmills owned by Western or its Affiliates that are not Western Sawmills and if such diversion would reasonably be expected to have a Detrimental Effect (as defined herein), then Western will so notify the Buyer and offer to meet with the Buyer to in good faith discuss what steps and actions could be taken to minimize the Detrimental Effect and Western will use all commercially reasonable efforts to ensure that the adverse impact of the diversion is shared proportionately between all of the long term buyers of Chips from Western and its Affiliates and that the Buyer receives its proportionate share based on historic deliveries (or equivalent volume) of Chips expected to be produced from the increased Chip production in other sawmills resulting from such log diversion.

If there is increased Chip production over and above the Minimum Annual Volume Commitment resulting from a diversion of logs to Western Sawmills from tenures held by Western or its Affiliates that are not Western Tenures or from purchased or Traded Logs that would otherwise be processed at sawmills that are not Western Sawmills, then the Buyer will share equitably and proportionately in such production so long as there is a formal agreement with all of the other long term buyers of Chips from Western and its Affiliates to do the same upon a net diversion of fibre from the Western Tenures or Western Timberlands to non-Western Sawmills.

                        Execution Copy                          January 17, 2006

If, despite Western's efforts under this Section, there is net diversion of logs from Western Sawmills that has a Detrimental Effect, then the Security Release Date as defined in the Payment Agreement will become, as contemplated in Section
3.3. of that agreement, the 20th anniversary of the Payment Agreement.

For the purposes of this Section, "DETRIMENTAL EFFECT" means a material adverse net effect on the ability of Western to deliver sufficient Chips under this Agreement to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment in the applicable Years.

17.   GENERAL PROVISIONS

17.1  CONSEQUENTIAL DAMAGES

Any liability of either party to the other for breach of this Agreement or for negligence of its directors, officers, employees, agents and contractors will not extend to or include liability for loss of profits or contribution, loss of use of property or other indirect or consequential damages.

17.2  MILL OWNER OBLIGATIONS

The Mill Owner is, and will be, subject to the rights of set off and limitations on such claims in favour of the Buyer hereunder, jointly and severally liable with the Buyer to the extent of any direct damages suffered by Western in the event Western terminates this Agreement pursuant to Section 12.2.

The obligations of the Buyer and the Mill Owner hereunder will not be binding upon nor will resort hereunder be had to the property of the limited partners of the Buyer or the Mill Owner but will only be binding upon and resort shall only be had to the property and assets of the Buyer, Mill Owner and their general partners.

17.3  MAINTENANCE OF RECORDS

Each party will maintain detailed records of:

      (a) all measurements and tests made by it by reference to which, pursuant to this Agreement, the performance of an obligation by either party is measured or the extent of an obligation that either party is to perform is calculated; and

      (b) all costs incurred by it for which it is, pursuant to this Agreement, entitled to be reimbursed in whole or in part by the other party;

and will make such records available to the other party for inspection at all reasonable times.

17.4  ENTIRE AGREEMENT

This Agreement, the Asset Purchase Agreement and the Payment Agreement constitute the entire agreement between the parties and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Agreement.

                        Execution Copy                          January 17, 2006

17.5  NO OTHER REPRESENTATIONS

No director, officer, employee or agent of either party has any authority to make any representation, warranty or covenant not contained in this Agreement, and each party agrees that it has executed this Agreement without reliance upon any such representation or promise.

17.6  BINDING EFFECT

This Agreement will enure to the benefit of and be binding upon the respective legal representatives, successors and permitted assigns of the parties.

17.7  TIME OF ESSENCE

Time is of the essence in the performance of each obligation under this Agreement.

17.8  FURTHER ASSURANCES

Each party will, at its own expense and without expense to the other, execute and deliver such further agreements and other documents and do such further acts and things as the other reasonably requests to evidence, carry out and give full force and effect to the intent of this Agreement.

17.9  NOTICE

Every notice, request, demand or direction (each, for the purposes of this Section 17.9, a "notice") will be delivered or sent by facsimile transmission, or other similar form of written communication, in each case, addressed as applicable as follows:

      If to Western or Western Pulp at:

            Western Forest Products Inc.          with a copy to:
            3rd Floor, 435 Trunk Road
            Duncan, British Columbia              Bull, Housser & Tupper LLP
            V9L 2P9                               3000 Royal Centre
                                                  1055 West Georgia Street
            Attention: President                  Vancouver, British Columbia
            Fax No.:                              Canada, V6E 3R3

                                                  Attention: William S. Garton
                                                  Fax: 604.641.4949

                        Execution Copy                          January 17, 2006

      If to Buyer or the Mill Owner at:

            Canadian Forest Products Ltd.         with a copy to:
            Suite 100
            1700 West 75th Ave.                   Lawson Lundell LLP
            Vancouver, BC                         Suite 100 Cathedral Place
            V6P 6G2                               925 W. Georgia Street
                                                  Vancouver, BC
            Attention: David M. Calabrigo, Vice   V6C 3L2
            President Corporate Development,
            General Counsel, and Corporate        Attention: David A. Allard
            Secretary                             Fax: (604) 669-1620
            Fax No. (604) 661-5435

or to such other address as is specified by the particular party by notice to the other.

17.10 DEEMED RECEIPT

Any notice delivered or sent in accordance with Section 17.9 will be deemed to have been given and received:

      (a)   if delivered, on the first Business Day after the day of delivery;
            and

      (b) if sent by facsimile transmission or other similar form of written communication, on the first Business Day after the day of transmittal.

17.11 ASSIGNMENT BY WESTERN

Western may assign all or any portion of its interest in this Agreement:

      (a) as a result of the granting by Western of a security interest over all or substantially all of its assets, including this Agreement; or

      (b) to a purchaser of all or substantially all of Western Sawmills so long as the purchaser enters into an agreement with the Buyer confirming that the purchaser is bound by this Agreement (with such changes as may be required to contemplate the addition or substitution of the purchaser as a party) to the extent of such assignment.

17.12    ASSIGNMENT BY BUYER

The Buyer may assign all or any portion of its interest in this Agreement:

      (a) as a result of the granting by the Buyer of a security interest over all or substantially all of its assets, including this Agreement; or

      (b) to a purchaser of the Howe Sound Pulp Mill or the interests of Canfor, Oji Paper Canada, Ltd. and any other Person therein or in Howe Sound Pulp and Paper Limited Partnership if the purchaser enters into an agreement with Western confirming that the purchaser is

                        Execution Copy                          January 17, 2006
            bound by this Agreement (with such changes as may be required to contemplate the addition or substitution of the purchaser as a party) to the extent of such assignment.

17.13 RELEASE OF ASSIGNOR

Any assignment made under Sections 17.11 and 17.12 will not release the assignor from any of its obligations under this Agreement unless the other parties expressly consent in advance to an assignment to the assignee by way of novation, which consent may be withheld unless the other parties are satisfied, in their absolute discretion, of the assignee's ability to fulfil the terms of this Agreement and, in such case, the release of the assignor will extend only to that portion of this Agreement assigned to the assignee by way of novation, except that if the other parties are not so satisfied at the time of such assignment, the assignor may, at any time after the first anniversary of such assignment and not more frequently than on each anniversary date thereafter, request that the other parties provide such a release to the assignor and the other parties will not refuse to provide such a release to the assignor if it is satisfied, acting reasonably, of the assignee's ability to fulfil the terms of this Agreement on a long-term basis.

17.14 DELIVERY BY FAX

Any party may deliver an executed copy of this Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Agreement.

17.15 COUNTERPARTS

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

COASTAL FIBRE LIMITED PARTNERSHIP          HOWE SOUND PULP AND PAPER LIMITED
BY ITS GENERAL PARTNER COASTAL             PARTNERSHIP BY ITS GENERAL PARTNER
FIBRE GENERAL PARTNER LTD.                 HSPP GENERAL PARTNER LTD.

Per:  "David Calabrigo"                    Per:  "Naoyuki Nozaki"
      --------------------------                 --------------------------
      Authorized Signatory                       Authorized Signatory

Per:                                       Per:  "Gordon Armstrong"
      --------------------------                 --------------------------
      Authorized Signatory                       Authorized Signatory

WESTERN FOREST PRODUCTS INC.               WESTERN PULP LIMITED

Per:  "R. Hert"                            Per:  "R. Hert"
      --------------------------                 --------------------------
      Authorized Signatory                       Authorized Signatory

                        Execution Copy                          January 17, 2006

                                   SCHEDULE A

PART 1 - WESTERN SAWMILLS

1.    Duke Point Sawmill owned by Western and located at Duke Point, British
      Columbia

      -     current loading method for Chips:      barge

      -     current loading method for Hog Fuel:   truck

2.    Ladysmith Sawmill owned by Western and located at Ladysmith, British
      Columbia

      -     current loading method for Chips:      truck

      -     current loading method for Hog Fuel:   truck

3. Cowichan Bay Sawmill owned by Western and located at Cowichan Bay, British Columbia

      -     current loading method for Chips:      truck

      -     current loading method for Hog Fuel:   truck

4.    Nanaimo Sawmill owned by Western and located at Nanaimo, British Columbia

      -     current loading method for Chips:      truck

      -     current loading method for Hog Fuel:   truck

5.    Saltair Sawmill owned by Western and located at Ladysmith, British
      Columbia

      -     current loading method for Chips:      truck

      -     current loading method for Hog Fuel:   truck

      -     as at the date of this Agreement, this mill is closed indefinitely

PART 2 - WESTERN'S TIMBERLANDS

PRIVATE LAND (Outside TFLs)

LOCATION      TENURE         PID                                  DESCRIPTION                                     HA
--------      ------         ---                                  -----------                                     --
NVIR           Misc       004-549-929      L 7 DL 95 PL.15826 Rupert Dist                                        0.05
NVIR           Misc       009-861-327      SEC 11, TP.37, NW1/4                                                 33.04
NVIR           Misc       010-102-400      S 1/2 of SW 1/4 of Section 14, TP 37, Rupert District                33.22
NVIR           Misc       008-107-513      W1/2 OF NE1/4 SEC 18,TP 37, Rupert Dist                              31.65
NVIR           Misc       018-886-779      Block A, Sec. 28, Tp.41                                              64.12
NVIR           Misc       006-250-491      Lot 1, Blk 1, DL 317, Rupert Dist, Plan 3314                          0.07
NVIR           Misc       006-250-726      Lot 5, Blk 1, DL 317, Rupert Dist, Plan 3314                          0.05
NVIR           Misc       006-250-751      Lot 6, Blk 1, DL 317, Rupert Dist, Plan 3314                          0.06
NVIR           MF 61      007-262-256      PT E 159 Ac NW 1/4 Sec 12,Tp41, Rupert Dist                          11.46
NVIR           MF 61      007-262-396      E 1/2 of SE 1/4 Sec 13,Tp 41, Rupert Dist., Remainder                29.31
NVIR           MF 61      009-864-407      W 1/2 of NE 1/4 Sec 13, Tp 41, Rupert District                       31.92

                        Execution Copy                          January 17, 2006

LOCATION      TENURE         PID                                  DESCRIPTION                                     HA
--------      ------         ---                                  -----------                                     --
NVIR           MF 61      009-864-580      NW 1/4 of SE 1/4 Sec 13, Tp 41, Rupert District                      15.91
NVIR           MF 61      009-866-850      E 1/2 of SW 1/4 Sec 13, Tp 41, Rupert District                       32.39
NVIR           MF 61      009-866-957      SW 1/4 of SE 1/4 Sec 13,Tp 41, Rupert District                       16.73
NVIR           MF 61      009-867-007      SW 1/4 of the SW 1/4 of Section 13, Township 41, Rupert              16.85
                                           District
NVIR           MF 61      009-867-066      W 1/2 of SW 1/4 Sec 13, Tp 41, Rupert District                        15.3
NVIR           MF 61      009-867-228      SW 1/4 of NW 1/4 Section 13, Tp 41, Rupert Dist., Remainder          14.38
NVIR           MF 61      009-864-628      NE 1/4 Section 14,Tp 41                                              65.42
NVIR           MF 61      009-864-725      E 1/2 of SE 1/4,SEC 14,TP 41                                         31.74
NVIR           MF 61      009-864-741      W 1/2 of SE 1/4 Sec 14,Tp 41                                         31.59
NVIR           MF 61      009-866-639      E 1/2 of NW 1/4, Section 14, TP 41, Rupert Dist                      35.33
NVIR           MF 61      009-862-285      W 1/2 of W 1/2 Section 15,Tp37                                       64.57
NVIR           MF 61      009-862-315      E 1/2 of W 1/2 Section 15,Tp37                                       64.19
NVIR           MF 61      009-864-865      NW 1/4 of NE 1/4 Sec 15,Tp 41                                        16.32
NVIR           MF 61      009-862-331      NE 1/4 Section 16,Tp 37                                              64.47
NVIR           MF 61      009-862-366      NW 1/4 Section 16,Tp 37                                              64.33
NVIR           MF 61      009-862-382      SW 1/4 Section 16,Tp 37                                                 65
NVIR           MF 61      009-864-784      W1/2 of NE 1/4 Sec 16,Tp 41                                          32.45
NVIR           MF 61      009-862-404      NE 1/4 Section 17,Tp 37                                              63.93
NVIR           MF 61      009-862-439      NW 1/4 Section 17,Tp 37                                              63.94
NVIR           MF 61      009-862-447      SE 1/4 Section 17, Tp 37, Rupert Dist.                               65.54
NVIR           MF 61      009-862-463      SW 1/4 Section 17,Tp 37                                              64.99
NVIR           MF 61      009-864-016      E 1/2 of E 1/2 Sec 18, TP 37, Exc Parcel A                           61.96
NVIR           MF 61      009-864-032      E 1/2 of W 1/2 Sec 18,Tp 37                                          65.63
NVIR           MF 61      009-864-113      W 1/2 of SE 1/4 Sec 18,Tp 37                                         32.81
NVIR           MF 61      009-863-711      SW 1/4 Section 19,Tp 37                                              65.66
NVIR           MF 61      009-864-172      W 1/2 of E 1/2 Sec 19,Tp 37                                          67.41
NVIR           MF 61      009-863-788      NE 1/4 Section 20,Tp 37                                              64.92
NVIR           MF 61      009-863-800      SE 1/4 Section 20,Tp 37                                              64.77
NVIR           MF 61      009-863-834      NW 1/4 Sec 21,Tp 37                                                  64.81
NVIR           MF 61      009-863-907      W 1/2 of SW 1/4 Sec 21,Tp 37                                         32.48
NVIR           MF 61      009-864-211      SE 1/4 Sec 21, Tp 37                                                 64.76
NVIR           MF 61      009-864-270      E 1/2 of SW 1/4 Sec 21,Tp 37                                         32.51
NVIR           MF 61      009-872-604      N 1/2 of the NE 1/4 of Section 21, Township 41, Rupert Dist.         32.57
NVIR           MF 61      009-872-680      SE 1/4 of NE 1/4 Section 21, TP 41, Rupert Dist                      16.37
NVIR           MF 61      009-872-728      SW 1/4 of the NE 1/4 of Sect 21, TP 41, Rupert Dist                  16.34
NVIR           MF 61      009-872-965      W 1/2 of the SE 1/4 of Sect 21, TP 41, Rupert Dist, Lying N of       20.77
                                           San Josef R
NVIR           MF 61      009-873-481      E 1/2 of SE 1/4 Sec 21,Tp 41                                         32.18
NVIR           MF 61      009-863-931      SW 1/4 of Section 22, TP 37, Rupert Dist                             65.24
NVIR           MF 61      009-872-361      S 1/2 of NE 1/4 Sec 22,Tp 41                                         32.32
NVIR           MF 61      009-872-493      NE 1/4 of SE 1/4 Sec 22,Tp 41                                        16.18
NVIR           MF 61      009-873-198      W 1/2 of SW 1/4 Sec 22.Tp 41                                         33.35
NVIR           MF 61      009-878-076      E 1/2 of Sw 1/4 Sec 22,Tp 41                                         33.45
NVIR           MF 61      009-878-122      SW 1/4 of SE 1/4 Sec 22,Tp 41                                        16.06

                        Execution Copy                          January 17, 2006

LOCATION      TENURE         PID                                  DESCRIPTION                                     HA
--------      ------         ---                                  -----------                                     --
NVIR           MF 61      009-878-181      S 1/2 of NW 1/4 Sec 22,Tp 41                                         32.94
NVIR           MF 61      009-872-272      SW 1/4 of NW 1/4 Sec 23,Tp 41, Rupert Dist                            16.3
NVIR           MF 61      009-872-311      NW 1/4 of SW 1/4 Sec 23,Tp 41                                        16.22
NVIR           MF 61      009-877-908      E 1/2 of W 1/2 Sec 23,Tp 41                                          64.66
NVIR           MF 61      009-877-932      W 1/2 of E 1/2 Sec 23,Tp 41                                          65.19
NVIR           MF 61      009-877-754      NW 1/4 Section 28,Tp 41                                              60.15
NVIR           MF 61      009-877-819      SE 1/4 Sec 28,Tp 41                                                  63.87
NVIR           MF 61      007-261-829      Section 3, Tp 42, SW 1/4, Rupert Dist                                64.99
NVIR           MF 61      009-880-470      Block B, West half, Section 4, TP 42, Rupert District                61.56
NVIR           MF 61      009-880-542      Block B, East half, Section 4, TP 42, Rupert District                 70.6
NVIR           MF 61      009-877-550      NE 1/4 of Section 7, TP 42, Rupert District                          64.95
NVIR           MF 61      009-895-591      Sec 8 NW 1/4, Tp 37, Rupert District                                 63.89
NVIR           Misc       009-862-111      SE 1/4 of NW 1/4 of Section 14, TP 37, Rupert District                19.9
NVIR           Misc       009-862-137      NE 1/4 of SW 1/4 of Section 14, TP 37, Rupert District               13.99
NVIR           Misc       001-011-324      Lot 1, Sect 16, Tp 3, Rupert Dist.                                   62.78
NVIR           Misc       009-843-167      Fr Section 16, Tp 4, Rupert Dist.                                    23.71
NVIR           Misc       009-872-892      DL 1128 Rupert D.(Ketchen Is.)                                       25.67
NVIR           Misc       003-313-743      DL 2137 Remainder, Rupert District, Plan 2182-R                     113.89
NVIR           Misc       004-549-937      L 1 DL 95 PL.15826,Rupert Dist                                        0.08
NVIR           Misc       004-549-961      L 2 DL 95 PL.15826,Rupert Dist                                        0.07
NVIR           Misc       004-549-988      L 3 DL 95 PL.15826,Rupert Dist                                        0.08
NVIR           Misc       004-549-996      L 4 DL 95 PL.15826 Rupert Dist                                        0.09
NVIR           Misc       004-550-005      L 5 DL 95 PL.15826 Rupert Dist                                        0.08
NVIR           Misc       004-549-902      L 6 DL 95 PL.15826 Rupert Dist                                        0.07
South IsI      MF 365     023-970-243      DL 922, Renfrew Land District                                       290.87
Nootka         MF 20      009-871-934      DL 569, Nootka District                                             125.59
Nootka         Misc       023-497-009      Lot 1, DL 647, Nootka District, Plan VIP63654                         2.89
Nootka         Misc       009-802-916      DL 13, Nootka District, EXC.PL.23844                                   0.9
Nootka         Misc       009-802-975      DL 15, Blk A, Nootka Dist., Exc., Plan VIP52448                        4.4
Nootka         Misc       009-803-017      DL 16, Nootka District EXC.PL.24450                                   0.24
Nootka         Misc       009-803-149      DL 31, Nootka District                                                0.17
Nootka         Misc       009-803-238      DL 41, Nootka District, EXC.PL. VIP 52448                             0.57
Nootka         Misc       019-009-801      Lot 6, DL 43 & 461, Nootka District                                   0.43
Nootka         Misc       009-809-660      DL 623, Remainder, Nootka District                                   11.81
Nootka         Misc       009-809-775      DL 625, Nootka District                                              35.83
Nootka         Misc       025-088-122      DL 656, Nootka District                                               1.94
NVIR           Misc       000-040-304      L 4 DL 2137,Pl.22121                                                  0.07
NVIR           Misc       004-133-315      L 10 Bk 4 DL 2137                                                     0.12
NVIR           Misc       004-133-234      L 9 Bk 3 Pl 17098 (A.Corbin)                                          0.16
NVIR           Misc       003-699-714      L 15 Bk C DL 2137                                                     0.14
NVIR           Misc       004-134-192      L 4 Bk 5 DL 2137                                                      0.13
NVIR           Misc       001-319-256      L 1 Bk 13 Sec13 Tp2 Pl 16354                                          0.52
NVIR           Misc       001-370-898      L 1 Bk 9 Sec13 Tp2 Pl 29684                                           0.78
NVIR           Misc       001-033-646      L A Sec 13 Tp 2 Pl 37718                                              0.35

                        Execution Copy                          January 17, 2006

LOCATION      TENURE         PID                                  DESCRIPTION                                     HA
--------      ------         ---                                  -----------                                     --
NVIR           Misc       001-033-654      L B Sec 13 Tp 2 Pl 37718                                              0.36
NVIR           Misc       001-033-662      L C Sec 13 Tp 2 Pl 37718                                              0.45

PRIVATE LAND (Inside a TFL)

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 6          TFL 6      009-870-181      DL 188, Rupert District                                               34.5
TFL 6          TFL 6      009-870-181      DL 188, Rupert District                                               34.5
TFL 6          TFL 6      009-870-199      DL 189, Rupert District                                              63.78
TFL 6          MF 29      009-904-751      N1/2 of SW corner of E1/2 of Section 10, TP 18, Rupert District       7.84
TFL 6          MF 29      009-904-816      E1/2 of E1/2 of Section 10, Township 18, Rupert District             41.41
TFL 6          MF 29      009-905-502      Fr W1/2 of E1/2 Section 10, Tp 18, (NW of Pcl B) Rupert               1.26
                                           District
TFL 6          MF 29      009-905-685      Parcel B of Section 10, TP 18, Rupert District, Rem                  17.59
TFL 6          MF 29      009-857-664      SE 1/4 Section 10 Tp37                                               61.93
TFL 6          MF 29      009-859-357      NE 1/4 Sec 11 Tp 37                                                  75.42
TFL 6          MF 29      009-860-002      NW 1/2 Sec 11 Tp37 Exc 373924I                                       44.02
TFL 6          MF 29      005-762-618      SE1/4 Section 11 Tp 41, Rupert Dist                                   63.8
TFL 6          MF 29      005-761-565      SE1/4 Section 12 Tp41, Rupert Dist                                   65.07
TFL 6          MF 29      005-762-421      E 159 ac, W 1/2 Section 12 Tp 41, Rupert Dist, exc                   53.32
TFL 6          MF 29      009-932-992      Section 14, Tp 10, Rupert Dist., Exc Pl 24310, O/S Area K              264
TFL 6          MF 29      009-861-629      Parcel A&B (DD45335I) & Pcl D                                        49.17
TFL 6          MF 29      009-862-005      NW1/4, NW1/4 Section 14, Tp 37, Rupert Dist.                         16.46
TFL 6          MF 29      009-862-161      SW 1/4 of NW 1/4 of Section 14, Tp37, Rupert District                18.59
TFL 6          MF 29      009-862-200      NW 1/4 of SW 1/4 of Section 14, Tp 37, Rupert District, exc          11.03
TFL 6          MF 29      009-861-459      Parcel 1 of Parcel A,Section 14 Tp 37                                 4.39
TFL 6          MF 29      009-861-637      Parcel B, Section 14, TP 37, Rupert Dist                              2.28
TFL 6          MF 29      009-861-530      Parcel C,SE1/4 Section 14 Tp 37                                       2.21
TFL 6          MF 29      009-861-921      Parcel D, Section 14,, TP 37, Rupert Dist                             8.62
TFL 6          MF 29      005-762-537      NW1/4 Sec 1  Tp 41, Rupert Dist                                      65.52
TFL 6          MF 29      009-916-342      Pt SE1/4,Section 20 Tp.11                                            16.21
TFL 6          MF 29      009-904-646      W 1/2 os SW 1/4 of Sect 20, TP 18, Rupert Dist                        11.8
TFL 6          MF 29      009-904-662      W1/2 of NW 1/4 of Sect 20, TP 18, Rupert Dist                        32.23
TFL 6          MF 29      009-915-389      S1/2,SW1/4 Section 21 & NE1/4                                        47.72
TFL 6          MF 29      009-904-409      Section 21, W part of NE 1/4, TP 18, Rupert District                 64.22
TFL 6          MF 29      009-899-081      Fr W1/2 NW1/4 Sec 26 Tp 18                                           16.38
TFL 6          MF 29      009-904-441      Section 28, SW 1/4 of SE 1/4, TP 18, Rupert District                 16.09
TFL 6          MF 29      009-904-468      Section 28, SE 1/4 of SW 1/4, TP 18, Rupert District                 16.24
TFL 6          MF 29      002-947-862      NE1/4 Sec 31 Tp 38                                                   66.04
TFL 6          MF 29      009-864-369      NW1/4 Sec 35 Tp 38                                                   64.74
TFL 6          MF 29      009-895-698      NE1/4 Sec 4 Tp 37                                                    56.96
TFL 6          MF 29      009-895-795      E 1/2,E 1/2 Sec 6 Tp 37                                                 66
TFL 6          MF 29      009-904-859      Fr E1/2,SE 1/4,Sec 8,Tp 18, Rupert Dist.                             27.88
TFL 6          MF 29      009-905-057      Fr W1/2, E1/2 Section 9,TP 18, Rupert Dist.                          41.36
TFL 6          MF 29      009-905-316      E 14.04 Chns. Fr W1/2 Sec 9, Rupert Dist.                            26.44

                        Execution Copy                          January 17, 2006

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 6          MF 29      009-857-877      E1/2,E1/2 Sec9 Tp 37 Ex 1741OS                                       56.47
TFL 6          MF 29      009-895-655      NW 1/4 Sec 9 Tp 37                                                   65.16
TFL 6          MF 29      009-916-725      IR # 10 Koprino, Rupert Dist.                                        45.58
TFL 6          MF 29      005-544-211      Lot 104, Rupert District                                             37.25
TFL 6          MF 29      009-874-194      Lot 1382, Rupert District                                            45.79
TFL 6          MF 29      009-870-105      DL 180, Rupert District                                              18.28
TFL 6          MF 29      009-870-130      DL 181, Rupert District                                              19.44
TFL 6          MF 29      009-870-148      DL 182, Rupert District                                              13.68
TFL 6          MF 29      009-870-156      DL 183, Rupert District                                              21.37
TFL 6          MF 29      009-870-172      DL 187, Rupert District                                              18.99
TFL 6          MF 29      009-870-164      DL 202, Rupert District, Exc Pl 23811                                80.28
TFL 6          MF 29      009-870-288      DL 305, Rupert District                                             159.04
TFL 6          MF 29      009-870-326      DL 315, Rupert District                                              42.97
TFL 6          MF 29      009-870-377      Lot 320 ,R/W,Rupert District                                          29.2
TFL 6          MF 29      009-867-058      DL 75, including Parcel A, Rupert District                           56.49
TFL 6          MF 29      009-869-891      Lot 95 Exc.Pl 15826                                                  63.91
TFL 6          MF 29      004-968-786      Lot 1, Section 1, Rupert District                                   171.52
TFL 6          MF 29      004-968-794      Lot 2, Section 1, Rupert District                                   174.08
TFL 6          MF 29      009-863-761      Section 50,Schloss Is.                                               33.19
TFL 6          MF 29      009-863-796      Section 51 Rupert Dist.                                             157.87
TFL 6          MF 29      009-863-851      The Easterly 62.5 Chns.Sec 52                                       200.76
TFL 6          MF 29      009-863-893      Section 52 Exc Easterly 62.5 Chns.                                   56.31
TFL 6          MF 31      009-904-964      Section 10,North 1/2 Tp 2                                           128.01
TFL 6          MF 31      009-902-899      Section 10 Tp 3,Rupert Dist.                                        254.93
TFL 6          MF 31      009-904-999      N1/2 Section 11, Tp 2, Rupert District except part E of Plan         41.61
                                           356 RW
TFL 6          MF 31      009-902-911      Section 11,Tp 3,Rupert Dist.                                        258.26
TFL 6          MF 31      009-903-917      Section 11,Tp 4,Rupert Dist.                                        242.45
TFL 6          MF 31      009-902-937      Section 12,Tp 3,Rupert Dist.                                        253.58
TFL 6          MF 31      009-903-941      Section 12,Tp 4,Rupert Dist.                                        249.86
TFL 6          MF 31      009-905-006      Section 13,North 1/2 Tp 3                                           134.52
TFL 6          MF 31      009-905-014      Section 13,South 1/2 Tp 3, Rupert District                          134.73
TFL 6          MF 31      009-903-445      Section 14, Tp 2, Rupert District, except SE of RW                  139.29
TFL 6          MF 31      009-903-305      Section 15, on Pl 707 R                                               0.57
TFL 6          MF 31      009-903-569      Section 15, Tp 2, Rupert District, Exc Pt in Pl 707 R               237.38
TFL 6          MF 31      005-946-620      Section 16,North 1/2 Tp2                                            129.97
TFL 6          MF 31      009-904-972      Section 16,South 1/2 Tp 2, Rupert Dist.                             130.47
TFL 6          MF 31      006-133-037      Section 16,Tp 3 Exc Pl 38039, Rupert Dist                           197.24
TFL 6          MF 31      009-914-935      Section 19, SE 1/4, Tp 2, Rupert District                            50.59
TFL 6          MF 31      009-915-125      Section 19, South part of NE 1/4, Tp 2, Rupert District              25.22
TFL 6          MF 31      009-902-988      Section 1,Tp 3,Rupert Dist.                                         249.64
TFL 6          MF 31      009-903-976      Section 1,Tp 4,Rupert District                                      263.08
TFL 6          MF 31      000-859-842      Section 21 Tp 2, Rupert Dist.                                       263.24
TFL 6          MF 31      009-904-549      Section 23,N1/2 Tp 4,Rupert D.                                      131.48

                        Execution Copy                          January 17, 2006

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 6          MF 31      009-903-887      Section 26,Tp 4,Rupert Dist.                                        275.43
TFL 6          MF 31      009-902-953      Section 28 Tp 2,Rupert Dist.                                         42.97
TFL 6          MF 31      009-902-783      Section 28,Tp 3,Rupert Dist.                                        259.53
TFL 6          MF 31      009-903-003      Section 2,Tp 3,Rupert Dist.                                          268.88
TFL 6          MF 31      009-903-992      Section 2,Tp 4,Rupert Dist.                                         246.91
TFL 6          MF 31      009-903-771      Section 31,Tp 13,Rupert Dist.                                       255.49
TFL 6          MF 31      009-903-798      Section 32,Tp 13,Rupert Dist.                                       254.41
TFL 6          MF 31      009-903-801      Section 33,Tp 13,Rupert Dist.                                       266.02
TFL 6          MF 31      009-903-836      Section 33,Tp 4,Rupert Dist.                                        258.12
TFL 6          MF 31      009-903-721      Section 34,Tp 13,Rupert Dist.                                       263.23
TFL 6          MF 31      009-903-852      Section 34,Tp 4,Rupert Dist.                                         268.4
TFL 6          MF 31      009-904-042      Section 35,Exc SW 1/4 Tp 12                                         188.06
TFL 6          MF 31      009-903-747      Section 35,Tp 13,Rupert Dist.                                       266.29
TFL 6          MF 31      009-903-861      Section 35,Tp 4,Rupert Dist.                                        266.49
TFL 6          MF 31      009-903-810      Section 36,Tp 12,Rupert Dist.                                       262.72
TFL 6          MF 31      009-903-763      Section 36,Tp 13,Rupert Dist.                                       245.64
TFL 6          MF 31      009-903-038      Section 3,Tp 3,Rupert Dist.                                         263.41
TFL 6          MF 31      009-903-615      Section 4,Tp 2,Rupert District                                      236.66
TFL 6          MF 31      009-902-805      Section 4,Tp 3,Rupert Dist.                                         263.65
TFL 6          MF 31      009-903-631      Section 5,Tp 2,Rupert District                                      244.64
TFL 6          MF 31      009-902-813      Section 5,Tp 3,Rupert Dist.                                         252.75
TFL 6          MF 31      009-903-666      Section 6,Tp 2,Rupert District                                       249.2
TFL 6          MF 31      009-902-830      Section 6,Tp 3,Rupert Dist.                                         263.46
TFL 6          MF 31      009-903-054      Section 7,Tp 2,Rupert District                                      246.35
TFL 6          MF 31      009-902-848      Section 7,Tp 3 Rupert Dist.                                            258
TFL 6          MF 31      009-903-071      Section 8,Tp 2,Rupert District                                      249.99
TFL 6          MF 31      009-902-856      Section 8,Tp 3,Rupert Dist.                                         238.75
TFL 6          MF 31      009-903-160      Section 9 Remainder, Tp 2, Rupert District                          188.66
TFL 6          MF 31      009-904-956      Section 9, N 1/2 of N 1/2, Tp 2, Rupert District                     63.53
TFL 6          MF 31      009-902-872      Section 9,Tp 3,Rupert Dist.                                            253
TFL 6          MF 31      001-015-613      Lot 2 DL 22 & Section 9, Rupert Dist, Pl 38127                        68.8
TFL 6          MF 31      009-863-699      Section 14, Tp 2,Rupert District, exc Plan VIP72557                 258.87
TFL 25/1       TFL 25/1   009-574-212      PCL.B,SEC 9,RENFREW DIST.                                            14.24
TFL 25/1       TFL 25/1   004-572-734      L.1, SEC.9, PL.13455, Renfrew Dist                                     1.8
TFL 25/1       MF 30      009-378-588      Block 1027,Malahat District                                          24.38
TFL 25/1       MF 30      009-378-022      Block 1035,Malahat District                                         237.41
TFL 25/1       MF 30      009-378-006      Block 1069,Malahat District                                          39.81
TFL 25/1       MF 30      009-377-972      Block 1114,Malahat District                                          38.79
TFL 25/1       MF 30      009-377-948      Block 1119,Malahat District                                          52.68
TFL 25/1       MF 30      009-377-964      Block 1120,Malahat District                                          30.93
TFL 25/1       MF 30      009-381-856      Block 1130,Malahat District                                          74.85
TFL 25/1       MF 30      009-381-848      Block 1133,Malahat District                                          27.01
TFL 25/1       MF 30      009-377-905      Block 1143,Malahat District                                          69.27
TFL 25/1       MF 30      009-381-864      Block 1156,Malahat District                                           27.5

                        Execution Copy                          January 17, 2006

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 25/1       MF 30      009-377-859      Block 1159,Malahat District                                          74.59
TFL 25/1       MF 30      009-377-794      Block 1172,Malahat District                                           6.25
TFL 25/1       MF 30      009-377-786      Block 1173,Malahat District                                          40.15
TFL 25/1       MF 30      009-377-689      Block 1184,Malahat District                                         222.44
TFL 25/1       MF 30      009-369-007      Block 174,Malahat District                                          972.71
TFL 25/1       MF 30      009-368-787      Block 250,Exc Pl 1554R,Malahat                                       81.23
TFL 25/1       MF 30      009-368-477      Block 609,Malahat District                                          294.28
TFL 25/1       MF 30      009-368-426      Block 679,Malahat District                                          136.81
TFL 25/1       MF 30      009-369-180      Block 69 Exc Pcl A,Malahat D                                       1047.74
TFL 25/1       MF 30      009-368-400      Block 716,Malahat District                                          869.96
TFL 25/1       MF 30      009-379-363      Block 780,Malahat District                                          237.46
TFL 25/1       MF 30      009-379-274      Block 785,Malahat District                                           39.73
TFL 25/1       MF 30      009-379-215      Block 795,Malahat District                                           45.41
TFL 25/1       MF 30      009-374-442      Block 796,Malahat District                                           94.36
TFL 25/1       MF 30      009-374-400      Block 811,Malahat District                                          294.88
TFL 25/1       MF 30      009-374-337      Block 832,Malahat District                                          145.26
TFL 25/1       MF 30      009-374-299      Block 864,Malahat District                                          175.16
TFL 25/1       MF 30      009-374-256      Block 871,Malahat District                                            54.4
TFL 25/1       MF 30      009-374-248      Block 891,Malahat District                                          171.43
TFL 25/1       MF 30      009-374-205      Block 906,Malahat District                                           20.08
TFL 25/1       MF 30      009-379-169      Block 908,Malahat District                                            48.7
TFL 25/1       MF 30      009-379-134      Block 909, Malahat District                                         102.32
TFL 25/1       MF 30      009-378-987      Block 962,Malahat District                                           75.16
TFL 25/1       MF 30      009-378-952      Block 977,Malahat District                                          204.45
TFL 25/1       MF 30      009-378-944      Block 980, Malahat District                                         217.48
TFL 25/1       MF 30      009-378-723      Block 983,Malahat District                                            9.99
TFL 25/1       MF 30      009-378-693      Block 984,Malahat District                                           36.67
TFL 25/1       MF 30      009-378-626      Block 994,Malahat District                                           29.17
TFL 25/1       MF 30      009-592-270      Block B, DL 102, Renfrew District                                    48.05
TFL 25/1       MF 30      009-346-295      District Lot 123, Westerly part, Malahat District, except             6.26
                                           parts in plans 20837 & 20838
TFL 25/1       MF 30      009-346-309      DL 123, Malahat District, Plan 1554R                                 77.64
TFL 25/1       MF 30      009-346-279      District Lot 124A,Malahat Dist                                       41.43
TFL 25/1       MF 30      009-346-261      District Lot 124B,Malahat Dist                                      313.63
TFL 25/1       MF 30      009-346-252      District Lot 124C,Malahat Dist                                        92.2
TFL 25/1       MF 30      009-346-236      Lot 125,Pt N of Pl 1555R,Malah                                       71.82
TFL 25/1       MF 30      009-346-210      District Lot 126,Malahat Dist                                       143.26
TFL 25/1       MF 30      009-593-179      District Lot 160, Renfrew Dist                                        12.5
TFL 25/1       MF 30      023-414-308      DL 175, Renfrew Land Dist.                                           62.85
TFL 25/1       MF 30      009-593-322      District Lot 176,Renfrew Dist.                                       31.93
TFL 25/1       MF 30      023-414-391      DL 177, Renfrew Land Dist.                                           31.84
TFL 25/1       MF 30      003-522-075      Lot 2,Block 1298,Plan 20838                                           5.32
TFL 25/1       MF 30      003-521-915      Lot 2,Blk 1299 & L122 Pl 20837                                      169.16
TFL 25/1       MF 30      003-216-977      Lot 2, DL 39, Pl 23012, Malahat Dist                                  4.35

                        Execution Copy                          January 17, 2006

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 25/1       MF 30      000-491-098      Westerly 30 Chains of DL 26, Malahat District                        43.47
TFL 25/1       MF 30      009-355-812      District Lot 26,Exc W 30 Chns                                        86.01
TFL 25/1       MF 30      000-491-110      District Lot 27, Malahat District                                    66.06
TFL 25/1       MF 30      000-491-250      District Lot 28, Malahat District                                    64.77
TFL 25/1       MF 30      000-491-128      District Lot 29, Malahat District                                     66.4
TFL 25/1       MF 30      000-643-203      Sec 3 Exc Pcl C (DD 170967-I)                                       254.46
TFL 25/1       MF 30      000-491-136      District Lot 30, Malahat District                                    63.09
TFL 25/1       MF 30      009-593-659      District Lot 529,Renfrew Dist.                                       24.83
TFL 25/1       MF 30      009-593-691      District Lot 530,Renfrew Dist.                                       65.55
TFL 25/1       MF 30      009-593-713      District Lot 531,Renfrew Dist                                        55.79
TFL 25/1       MF 30      009-593-730      District Lot 564, Rem, Renfrew Dist                                   79.3
TFL 25/1       MF 30      009-593-781      District Lot 565, Rem, Renfrew Dist                                  66.79
TFL 25/1       MF 30      009-593-811      District Lot 566, Rem, Renfrew Dist                                  17.74
TFL 25/1       MF 30      009-593-837      District Lot 567, Rem, Renfrew Dist                                  22.06
TFL 25/1       MF 30      009-593-896      District Lot 568, Rem, Renfrew Dist                                  25.33
TFL 25/1       MF 30      009-593-926      District Lot 569, Rem, Renfrew Dist                                  20.48
TFL 25/1       MF 30      009-593-942      District Lot 570, Rem, Renfrew Dist                                  16.53
TFL 25/1       MF 30      009-593-951      District Lot 571,Renfrew Dist                                        65.35
TFL 25/1       MF 30      009-593-969      District Lot 571A,Renfrew Dist                                      134.18
TFL 25/1       MF 30      009-593-977      District Lot 572,Renfrew Dist                                        75.28
TFL 25/1       MF 30      009-593-993      District Lot 572A,Renfrew Dist                                      145.02
TFL 25/1       MF 30      009-594-019      District Lot 573,Renfrew Dist                                        75.34
TFL 25/1       MF 30      009-594-043      District Lot 573A,Renfrew Dist                                         116
TFL 25/1       MF 30      009-593-675      District Lot 574,Renfrew Dist                                        65.02
TFL 25/1       MF 30      009-594-086      District Lot 574A,Renfrew Dist                                      128.41
TFL 25/1       MF 30      008-694-885      Lot 71, Renfrew District                                             89.75
TFL 25/1       MF 30      008-694-915      District Lot 72, Renfrew Dist.                                       64.62
TFL 25/1       MF 30      009-594-094      Lot 720,Exc Pt S of Pl 868RW                                         73.22
TFL 25/1       MF 30      009-594-108      District Lot 722, Renfrew Dist                                      132.87
TFL 25/1       MF 30      009-594-116      District Lot 724,Renfrew Dist                                        48.28
TFL 25/1       MF 30      009-594-124      District Lot 725,Renfrew Dist                                        48.21
TFL 25/1       MF 30      008-694-931      District Lot 73,Renfrew Dist.                                        36.52
TFL 25/1       MF 30      009-590-412      Lot 74 Exc Pt S of Pl 109RW                                           71.2
TFL 25/1       MF 30      009-594-159      District Lot 745,Pcl A                                               25.88
TFL 25/1       MF 30      009-594-183      Parcel B, District Lot 745, Renfrew District                         17.59
TFL 25/1       MF 30      009-594-213      DL 802, Renfrew District                                             20.24
TFL 25/1       MF 30      009-594-264      DL 803, Renfrew District                                              52.2
TFL 25/1       MF 30      009-594-248      DL 804, Renfrew District                                              8.56
TFL 25/1       MF 30      009-591-788      DL 87, Part, NW of R/W. Renfrew District                             48.56
TFL 25/1       MF 30      023-414-430      DL 920, Renfrew Land Dist.(UPPER JORD).                              36.03
TFL 25/1       MF 30      023-414-448      DL 921, Renfrew District                                            512.13
TFL 25/1       MF 30      008-694-958      Dist Lot,93 Exc Pl 23812                                            117.73
TFL 25/1       MF 30      003-521-974      Lot 3,Blk 1299 Pl 20837                                             252.45
TFL 25/1       MF 30      009-573-071      Part of Section 2, Plan 133R Except Plan 23879                       18.23

                        Execution Copy                          January 17, 2006

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 25/1       MF 30      009-572-961      Parcel A,Section 2, Renfrew D., exc. Pcl 1, plans 4194,11471 &        1.68
                                           843R
TFL 25/1       MF 30      009-503-455      Section 22, Rem., Otter District                                     45.58
TFL 25/1       MF 30      009-573-208      Pt Sec 2&4 Pl 427-R                                                   1.79
TFL 25/1       MF 30      009-496-939      Parcel A, Section 3, Otter District, Rem                             45.98
TFL 25/1       MF 30      009-497-731      Section 38,Pl DD18138,Otter D                                        61.99
TFL 25/1       MF 30      009-501-622      Section 39,Exc Plan 121 R/W                                          28.32
TFL 25/1       MF 30      009-573-437      PCL.C,SEC.3&9,RENFREW DIST.                                           6.78
TFL 25/1       MF 30      009-497-757      Section 41,Pl DD551121 Otter d                                       76.97
TFL 25/1       MF 30      009-497-790      Section 42,Exc Pl 121R/W,Otter                                       61.03
TFL 25/1       MF 30      009-589-783      Sec 53 Exc Pcl A,Renfrew Dist.                                       65.48
TFL 25/1       MF 30      007-472-668      Lot 1, Section 74, Otter District, Plan 1419                         7.807
TFL 25/1       MF 30      004-151-003      Pt Sec 20,PL.1419,Sec.74,Otter                                       18.34
TFL 25/1       MF 30      007-474-512      Lot 21, Section 74, Otter District, Plan 1419, exc pt in Pl          13.76
                                           25239
TFL 25/1       MF 30      002-974-941      Lot 1, Section 75, Renfrew District, Plan 24134                      25.94
TFL 25/1       MF 30      024-486-914      Strata Lot 13, Section 76 & DL 745, Renfrew District                 64.35
TFL 25/1       MF 30      009-590-552      Sec 80 Exc 5 Ac in NE Corner                                          60.2
TFL 25/1       MF 30      009-591-613      Sec 83 Exc L 868 and RW                                              60.56
TFL 25/1       MF 30      023-414-456      Sec.84, Renfrew Land District                                        54.68
TFL 25/1       MF 30      009-591-648      Section 85, Renfrew Dist.                                            65.42
TFL 25/1       MF 30      000-643-220      Sec 9 Rem (Exc Pcl A,B,C, etc)                                       46.18
TFL 25/1       MF 30      009-592-288      Block A, DL 91, Renfrew District                                     14.95
TFL 19         TFL 19     009-803-483      DL 62, Nootka District, Head Bay                                     15.67
TFL 19         TFL 19     009-802-878      Section 3, Nootka District                                          140.97
TFL 19         MF 20      009-806-822      DL 174, Nootka District                                             440.57
TFL 19         MF 20      001-949-560      DL 175,  Nootka District, excepts                                   825.62
TFL 19         MF 20      009-807-161      DL 234, Nootka District                                              34.47
TFL 19         MF 20      009-807-195      DL 235, Nootka District                                              64.51
TFL 19         MF 20      009-807-691      DL 441, Nootka District                                              65.39
TFL 19         MF 20      009-803-378      DL 59, Nootka District                                              202.53
TFL 19         MF 20      007-704-071      DL 596, Nootka District                                              13.57
TFL 19         MF 20      009-803-408      DL 59A, Nootka District                                              49.93
TFL 19         MF 20      009-802-851      Section 2, Nootka District                                          153.11
TFL 25/2       MF 30      009-908-374      DL 347, R1, Coast District                                           13.31
TFL 25/5       MF 30      015-493-083      DL 10, R4, Coast District                                            23.08
TFL 25/5       MF 30      015-493-121      DL 171, R4, Coast District                                            9.28
TFL 25/5       MF 30      015-493-105      DL 64, R4, Coast District                                           153.85
TFL 25/1       MF 30      007-472-684      Lot 2, Section 74, Otter District, Plan 1419                          5.88
TFL 25/1       MF 30      007-472-692      Lot 3, Section 74, Otter District, Plan 1419                         4.452
TFL 25/1       MF 30      007-472-706      Lot 4, Section 74, Otter District, Plan 1419                         4.646
TFL 25/1       MF 30      007-472-722      Lot 5, Section 74, Otter District, Plan 1419                         4.496
TFL 25/1       MF 30      007-472-765      Lot 6, Section 74, Otter District, Plan 1419                         4.431
TFL 25/1       MF 30      007-472-781      Lot 7, Section 74, Otter District, Plan 1419                         4.367
TFL 25/1       MF 30      007-472-790      Lot 8, Section 74, Otter District, Plan 1419                         4.302

                        Execution Copy                          January 17, 2006

LOCATION       TENURE         PID                                  DESCRIPTION                                   HA
--------       ------         ---                                  -----------                                   --
TFL 25/1       MF 30      007-472-811      Lot 9, Section 74, Otter District, Plan 1419                         4.237
TFL 25/1       MF 30      007-472-838      Lot 10, Section 74, Otter District, Plan 1419                        14.46
TFL 25/1       MF 30      007-473-125      Lot 11, Section 74, Otter District, Plan 1419                        5.099
TFL 25/1       MF 30      007-473-141      Lot 12, Section 74, Otter District, Plan 1419                        4.577
TFL 25/1       MF 30      007-473-150      Lot 13, Section 74, Otter District, Plan 1419                        3.444
TFL 25/1       MF 30      007-473-168      Lot 14, Section 74, Otter District, Plan 1419                        3.626
TFL 25/1       MF 30      007-473-176      Lot 15, Section 74, Otter District, Plan 1419                        3.982
TFL 25/1       MF 30      007-474-415      Lot 16, Section 74, Otter District, Plan 1419                        4.015
TFL 25/1       MF 30      007-474-440      Lot 17, Section 74, Otter District, Plan 1419                        3.934
TFL 25/1       MF 30      007-474-466      Lot 18, Section 74, Otter District, Plan 1419                        4.634
TFL 25/1       MF 30      007-474-482      Lot 19, Section 74, Otter District, Plan 1419                        5.261

The following private lands located within TFL 37 (PID # given):

 008-27-985            008-227-837           008-227-535
008-228-680            008-227-519           008-227-322
008-227-560            008-227-578           008-227-586
008-227-616            008-227-624           001-775-146
008-229-856            008-229-911           008-228-132
006-457-835            006-457-851           008-229-961
008-229-970            000-656-038           008-227-799
008-227-420            008-227-438           008-227-349
008-227-373            008-227-381           008-227-390
008-227-446            008-227-454           008-227-462
008-227-497            008-228-884           008-228-922
008-229-023            008-229-040           008-229-066
008-229-139            008-228-558           008-227-501
008-228-027            008-228-051           001-775-014
008-227-551            008-227-608           008-227-594
008-229-805            008-229-813           008-229-929
000-239-518            008-227-691           008-229-996
008-227-331            008-227-357           008-227-365
008-227-403            008-227-411           008-227-471
008-228-990            008-229-082           008-229-091
008-228-965            006-457-819           008-227-489

PART 3 - TIMBER TENURES

1. The following agreements between Her Majesty the Queen in Right of the Province of British Columbia and Western and, to avoid duplication, including all Timber Licences held by Western within the boundaries of a TFL but excluding any Western Timberlands identified in Part 2 above

(a)   TREE FARM LICENCES

      TFL 37
      TFL 6
      TFL 19
      TFL 25 (comprised of Blocks 1, 2, 5)

                         Execution Copy                         January 17, 2006

(b)   FOREST LICENCES

      FL A16845
      FL A16847
      FL A19231

(c)   TIMBER LICENCES (Unregulated - Outside TFLs)

      T0765          Woodfibre
      T0295          Stewardson
      T0349          Ehatisaht
      T0362          Kendrick
      T0376          Blowhole
      T0381          Bligh Island
      T0801          Port Eliza
      T0830          Pemberton
      T0835          Port Eliza
      T0844          Gold Lake
      T0892          Nootka Island

                        Execution Copy                          January 17, 2006

                                   SCHEDULE B

                              CALCULATION OF VOLUME

Barges

Barges will be physically scaled to determine loose volume occupied by the given load. Scale procedures will be based on the industry standard methods. Whenever possible an independent contractor will be used to perform the scale. It is expected that for some locations properly trained mill employees will be used to perform the scaling function. If a question arises over the method of determining physical volume, an independent Person will be used to train scalers as to proper methods of measurement and calculation. Unless no longer in existence, "Intest" will be used for such purpose.

Trucks

Truck weights will be converted to volumetric units based on the bone dry weight and the following conversion factors. All trucks will be weighed, an oven dry test will be performed on every load and the following factors will be used to convert bone dry weight to volumetric units.

Method of Calculating Volumetric Units:

Multiply the net weight of each load of Chips by the bone dry percentage (as per the moisture test).

Then divide the result by:

      907 kg of bone dry fibre - in the case of Fir/Pine Chips
      839 kg of bone dry fibre - in the case of Hemlock/Balsam/Spruce Chips 680 kg of bone dry fibre - in the case of Western Red Cedar Chips
      821 kg of bone dry fibre - in the case of Yellow Cedar or Cypress Chips example: one volumetric unit of Hemlock/ Balsam/ Spruce Chips equals 839 kg of oven dry fibre

The parties agree that the preferred method of calculating volume is the "oven dry" weight method described above and accordingly, the parties intend, when practical, to use the oven dry weight method.

                        Execution Copy                          January 17, 2006

                                   SCHEDULE C

                               CHIP SPECIFICATIONS

All Chips delivered to the Buyer under this Agreement will meet the following specifications:

A.    QUALITY

      Chips will be produced from sound, bright, bark-free wastewood such as logs, log-trim, sawmill wastewood or green veneer.

      Chips will be clean, screened, of approximately uniform length and thickness, clean-cut, and free from objectionable material of any kind that may adversely affect either the pulp quality or the pulping process and equipment, including, rocks, sand, silt, coal, coal dust, hog fuel, rot or bark in excess of the amount permitted, plastic or related materials, creosote or other treated wood, burned material, soot, char, dried veneer or glue, or tramp metal, any toxic or hazardous chemical including polychlorobiphenylsl (PCB's), pentachlorophenols (PCP's) or any material linked to the formation of any dioxin or furan compound, or any material that is likely to pose a health or safety risk.

B.    SIZE

      Chips will be cut to a nominal length of 12.7 mm to 31.75 mm, in order to meet the following standards:

            not more than 5% true oversize consisting of Chips exceeding 45 mm in length or an unfractured thickness of 10 mm in thickness or both ("true overs");

            a minimum of 87% of Chips retained on a 7 mm round hole screen (not including true overs);

            a maximum of 7% Chips, pin chips, fines and sawdust passing through a 7 mm round hole screen and retained on a 3 mm round hole screen;

            a maximum of 0.5% Chips, pin chips, fines and sawdust passing through a 3 mm round hole screen;

            a maximum of 0.5% bark; and

            a maximum of 0.5% rot.

      Samples taken from any one load of Chips are to meet the foregoing standards.

C.    SPECIES

      Hemlock/Balsam/Spruce
      Fir/Pine
      Western Red Cedar
      Yellow Cedar/Cypress

                        Execution Copy                          January 17, 2006

D.    BUYER'S TESTING AND SAMPLING PROCEDURES

The procedures and classifications employed to test and sample wood chips are as follows:

1. Foreign materials will be determined by a visual inspection of the entire truck or barge or by sample, at the option of the Buyer.

2. Bark and rot percentages will be determined by representative sample testing of each delivered by barge or truck.

3. Moisture content will be determined by sample testing at reasonable intervals in accordance with pulp industry standard testing procedures.

4. Classification of Chips (size and thickness) will be carried out using a representative samples from each truck or barge and the classification equipment used will conform with industry accepted standards.

5. Species group and species contamination will be determined by visual inspection of a sample from each truck or barge.

                        Execution Copy                          January 17, 2006

                                   SCHEDULE D

                             PULP LOG SPECIFICATIONS

All Pulp Logs will meet the following specifications:

A.    Species Mix

1.    No hardwoods

2. Other species may be bundled in accordance with generally accepted industry practice at the time which, at the date hereof, means Hemlock, Balsam and Spruce to be combined and for Fir, Yellow Cedar and Western Red Cedar to be bundled separately.

B.    Size

      maximum length                     16.5 metres
      minimum diameter top               10 cm
      minimum length                     3.0 metres

C.    Quality

1.    No burned wood

2.    No foreign material including rocks, plastic or metal will be allowed

3. All limbs, crook, horns, schoolmarms, burls and radical sweep will be bucked for proper form and handling

D.    Change in Industry or Government Standards

Minimum Pulp Log Specifications may change from time to time as the industry or government regulations change. In these cases the Pulp Log Specifications will be adjusted to reflect these changes.

                        Execution Copy                          January 17, 2006

                                   SCHEDULE E

                       CALCULATION OF HOWE SOUND MILL NET

                        Execution Copy                          January 17, 2006

                                   SCHEDULE F

                             HOG FUEL SPECIFICATIONS

A.    Quality

      Free of foreign materials including metal, chemicals, stones and rock except those chemicals approved for use as antisapstain treatment.

B.    Size

      Maximum particle size:

      25 cm X 25 cm X 200 cm

C.    Buyer's Testing and Sampling Procedures

      Foreign materials will be determined by visual inspection of the entire shipment.

                        Execution Copy                          January 17, 2006